As filed with the Securities and Exchange Commission on March 12, 2004.

Registration No. 333-112132

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UGI Corporation

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	23-2668356
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

460 North Gulph Road

King of Prussia, Pennsylvania 19406

(610) 337-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert H. Knauss, Esq.

Vice President and General Counsel

UGI Corporation

460 North Gulph Road

King of Prussia, Pennsylvania 19406

(610) 337-1000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Linda L. Griggs, Esq. Catherine L. Ziobro, Esq. Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, D.C. 20004 (202) 739-3000	George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement, as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)

Common Stock, without par value	8,625,000	(2)	$291,159,300	24,250.14(3)

(1)	Pursuant to Rule 416(a) the number of shares being registered shall be adjusted to include any additional shares that may be issuable as a result of a distribution, split, combination or similar transaction.
(2)	The proposed maximum aggregate offering price per share was estimated solely for purposes of calculating the registration fee under Rules 457(a) and (c) promulgated under the Securities Act of 1933. With respect to 8,165,000 shares of common stock originally covered by this registration statement, a filing fee of $22,326.54 was paid upon the original filing of this registration statement on January 22, 2004 based on a proposed maximum offering price per share of $33.80, equal to the average of the high and low prices of UGI Corporation’s common stock on January 21, 2004, as reported by the New York Stock Exchange. With respect to the additional 460,000 shares of common stock covered by Amendment No. 1 to this registration statement, an additional filing fee of $1,923.60 was paid based on a proposed maximum offering price per share of $33.005, equal to the average of the high and low prices of UGI Corporation’s common stock on March 8, 2004, as reported by the New York Stock Exchange.
(3)	$22,326.54 of which was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 12, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT TO PRELIMINARY PROSPECTUS DATED MARCH 12, 2004

7,500,000 Shares

Common Stock

We are selling 7,500,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol “UGI.” The last reported sale price of our common stock on the New York Stock Exchange on March 10, 2004 was $32.50 per share.

The underwriters have an option to purchase a maximum of 1,125,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page S-9 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to UGI Corporation
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                  , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

Citigroup

Wachovia Securities

Janney Montgomery Scott LLC

The date of this Prospectus Supplement is                     , 2004.

You should rely only on the information contained in, or incorporated by reference into, this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company, our common stock, the financial statements and notes to those statements incorporated herein by reference from our other filings with the Securities and Exchange Commission (the “SEC”) and the AGZ Holding financial statements and notes to those statements included herein. We urge you to read the entire prospectus supplement carefully, especially the risks of investing in our common stock, which are discussed under “Risk Factors,” before making an investment decision. All references to “we,” “our” or “us” in this prospectus supplement refer to UGI Corporation and, where appropriate, its consolidated subsidiaries, unless the context otherwise requires.

Who We Are

UGI Corporation is a distributor and marketer of energy products and services serving nearly 2 million customers principally in North America and Europe through subsidiaries and joint venture affiliates, including:

•	AmeriGas Partners, L.P. (“AmeriGas Partners”)—the largest retail propane marketer in the United States based on retail volume, distributing more than one billion retail gallons in its fiscal year ended September 30, 2003. As of September 30, 2003, AmeriGas Partners served approximately 1.3 million customers from approximately 650 locations in 46 states. On October 1, 2003, AmeriGas Partners acquired the assets of Horizon Propane LLC. Giving effect to the Horizon Propane acquisition, AmeriGas Partners has over 700 locations. The common units of AmeriGas Partners, representing limited partnership interests in the limited partnership, trade on the New York Stock Exchange under the symbol “APU.” We have an effective 48% ownership interest in AmeriGas Partners. The remaining interest is publicly held.

•	UGI Utilities, Inc. (“UGI Utilities”)—a regulated gas and electric distribution utility serving over 300,000 customers in eastern Pennsylvania as of September 30, 2003. UGI Utilities is regulated by the Pennsylvania Public Utility Commission.

•	UGI Enterprises, Inc. (“UGI Enterprises”)—a company that conducts domestic and international energy related-businesses through subsidiaries and joint ventures. UGI Enterprises’ principal operating business is UGI Energy Services, Inc. (“ESI”), which markets natural gas, oil and electricity in the eastern region of the United States under the trade name GASMARK® and served approximately 5,000 customers as of September 30, 2003. ESI also owns and operates liquefied natural gas and propane plants which are used to meet peak energy needs. UGI Development Company, a subsidiary of ESI, owns interests in and operates Pennsylvania-based electric generation assets. UGI HVAC Enterprises, Inc. operates a heating and cooling installation and service business in the Mid-Atlantic region.

UGI Enterprises conducts its international liquefied petroleum gases (“LPG”) distribution business through wholly-owned subsidiaries and joint ventures. It owns FLAGA GmbH, the largest retail LPG distributor in Austria and one of the largest suppliers in the Czech Republic and Slovakia, distributing approximately 33 million gallons of LPG during the fiscal year ended September 30, 2003. UGI Enterprises also participates in a propane distribution joint venture in China. As discussed more fully below, UGI Enterprises currently holds, through UGI France, Inc., an approximate 19.5% interest in AGZ Holding, a French corporation (société anonyme) and the parent holding company of Antargaz, one of the largest distributors of LPG in France. We expect to acquire the remaining approximate 80.5% interest in AGZ Holding in the transaction that is intended to be funded, in part, through this offering.

The following chart depicts the current ownership structure of our principal subsidiaries:

Our Competitive Strengths

We believe that our competitive strengths include the following:

•	Operational and managerial expertise in the U.S. and international propane markets and a proven ability to maintain propane margins in warm weather periods.

•	An experienced management team with a successful track record of growing the regulated gas utility operations within its service territory.

•	A disciplined pursuit of acquisition opportunities focused in the propane and retail energy market sectors.

•	A demonstrated ability to integrate acquisitions and achieve operating efficiencies.

Our Business Strategy

In the late 1990s, we undertook an evaluation of our businesses and their prospects. Following that evaluation, we decided to focus on being a distributor and marketer of energy products and services both nationally and internationally.

In pursuing our energy distribution and marketing strategy, we seek to leverage our asset base, our geographic reach and our intellectual capital. We employ our core competencies from our existing businesses, and use our national scope, international experience, extensive asset base, access to customers and operating expertise to accelerate growth in related and complementary businesses, both domestic and international. During fiscal year 2003, we completed a number of transactions in pursuit of this strategy.

We have identified the international LPG distribution business as one area for potential growth. This area is of particular interest to us because (1) through it, we can leverage our substantial intellectual capital and operating expertise in propane distribution, (2) international LPG markets include both mature markets, which meet our need for income, and developing markets, which are consistent with our desire for growth, and (3) we believe this strategy provides greater potential to achieve economies of scale over time.

Our wholly-owned subsidiary, UGI Enterprises, Inc., currently participates in the international LPG distribution business in Austria, the Czech Republic and Slovakia, and through joint ventures in France (through its holdings in AGZ Holding) and China. Our management philosophy in the international LPG distribution business consists of three elements:

•	Ensure that each business has strong “in country” expertise to ensure proper regard is given to local cultural and market differences. This “in country” expertise is gained through a strong local management team, board or partner.

•	Transfer the best practices of our U.S. propane distribution business to our international LPG distribution businesses.

•	Transfer the best practices of our international LPG distribution businesses to our U.S. propane distribution business.

We believe that our intended acquisition of the remaining interests in AGZ Holding is consistent with our focus on the international LPG distribution business and our commitment to remain a superior, balanced growth and income investment for our shareholders.

Planned Acquisition of Antargaz

We hold, through our indirect, wholly-owned subsidiary, UGI France, Inc., approximately 19.5% of the issued and outstanding shares of the capital stock of AGZ Holding. AGZ Holding owns 99.99% of Antargaz, a French corporation (société anonyme), which, through its wholly- and partially-owned subsidiaries, is engaged in the business of marketing, selling and distributing LPG in mainland France and the French island of Corsica. We expect to acquire the ownership interests in AGZ Holding that we do not already own as of April 1, 2004.

Antargaz is one of the four leading distributors of LPG in France. During its fiscal year ended March 31, 2003, Antargaz sold approximately 350 million gallons of LPG and had an approximate 24% market share in France. The French LPG market is mature, with limited future growth expected. Antargaz serves over 220,000 customers using a logistical system that includes five primary storage facilities and 26 secondary storage facilities. Antargaz’s customer base consists of residential, commercial, agricultural and motor fuel accounts that use LPG for space heating, cooking, water heating, process heat and transportation. As of September 30, 2003, Antargaz had approximately 1,350 employees.

We expect to realize a number of significant economic and strategic benefits as a result of our planned acquisition of Antargaz. We anticipate that the planned transaction will:

•	Contribute to our earnings growth strategy;

•	Provide significant financial resources to grow our earnings per share;

•	Provide a larger platform for growth in Europe;

•	Provide an experienced management team in Europe; and

•	Enhance the opportunities for a sharing of best practices.

On February 17, 2004 and February 20, 2004, we executed a share purchase agreement and a joinder agreement, respectively, to effect the acquisition of the ownership interests in AGZ Holding that we do not already own by purchasing, through UGI France, Inc., or another of our wholly-owned subsidiaries, (1) approximately 78.3% of the issued and outstanding capital stock of AGZ Holding, approximately 68.5% of which is currently owned by privately-held, French-based investment funds that are managed by PAI partners, a French corporation (société par actions simplifiée) (“PAI”), and approximately 9.8% of which is currently owned by Medit Mediterranea GPL S.r.L., a company organized under the laws of Italy (“Medit”), and (2) approximately 99.99% of the shares of the issued and outstanding capital stock of Financière AGZ, a French corporation (société par actions simplifiée) which owns approximately 2.2% of the issued and outstanding capital stock of AGZ Holding. Financière AGZ has nominal assets and conducts no business operations; its shareholders are currently comprised of AGZ Holding, PAI, Medit, UGI France and certain individuals, including officers and managers of AGZ Holding, Antargaz, Antargaz subsidiaries or their affiliates.

In the anticipated transaction, we have agreed to pay approximately €258.5 million ($316.5 million based on an exchange rate of $1.2243 per euro on March 10, 2004), based upon estimates of working capital and pre- and post-closing adjustments, for the ownership interests in AGZ Holding that we do not already own. We expect to fund the purchase price with up to $100 million of existing cash balances and the proceeds of this offering.

UGI Corporation has made an offer to acquire, upon completion of the transaction, the outstanding 10% Senior Notes due 2011 of AGZ Finance (the “AGZ Notes”), a wholly-owned subsidiary of AGZ Holding, at the purchase price of 101% of the principal amount of the notes tendered plus accrued and unpaid interest thereon and specified additional amounts, if any, as provided for in the trust deed governing the AGZ Notes. Although, at this time, we do not expect significant amounts of AGZ Notes to be tendered in such offer, we have executed agreements with certain affiliates of Credit Suisse First Boston to enable us to finance the purchase of any AGZ Notes tendered pursuant to such offer.

Under AGZ Holding’s senior facilities agreement, dated June 26, 2003, as amended, with Credit Lyonnais as mandated lead arranger, facility agent and security agent, our acquisition of Antargaz will constitute a “change of control” and result in an acceleration of all amounts borrowed and outstanding under such agreement, unless our subsidiary, UGI France, Inc., or any of its affiliates obtains, within six months of the consummation of the acquisition, a corporate rating from Standard & Poor’s Ratings Group of at least BBB. AGZ Holding will not be able to make any restricted payments under the senior facilities agreement during such six-month period prior to obtaining such rating. As of December 31, 2003, there were term loans of €211,000,000 outstanding under AGZ Holding’s senior facilities agreement. We expect to seek an amendment of the senior facilities agreement to provide that our acquisition of AGZ Holding does not constitute a “change of control” under the agreement.

Additional Information

We were incorporated in Pennsylvania in 1991. UGI Corporation is not subject to regulation by the Pennsylvania Public Utility Commission. We are also exempt from registration as a holding company and not otherwise subject to the Public Utility Holding Company Act of 1935, except for Section 9(a)(2), which regulates the acquisition of voting securities of an electric or gas utility company.

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-1000. Our website is http://www.ugicorp.com. The information on our website is not incorporated into, and does not constitute a part of, this prospectus supplement.

Recent Events

On January 27, 2004, we announced our intention to increase the annual dividend rate on our common stock to $1.25 per share from $1.14 per share effective with the regularly scheduled July dividend payment, assuming the completion of the anticipated acquisition of the shares in AGZ Holding that we do not already own.

The Offering

Unless otherwise indicated, all of the information in this prospectus supplement assumes no exercise of any underwriters’ over-allotment option to purchase additional shares of common stock from us.

Common stock offered by us	7,500,000 shares

Common stock to be outstanding after the offering	50,278,798 shares

Use of proceeds	To pay the purchase price for the ownership interests that we do not already own in AGZ Holding, the parent holding company of Antargaz. To the extent any proceeds remain after paying such purchase price or we do not complete such transaction, we will use the proceeds for general corporate purposes.

New York Stock Exchange Symbol	UGI

Philadelphia Stock Exchange Symbol	UGI

The number of shares of common stock to be outstanding after this offering is based on 42,778,798 shares outstanding as of December 31, 2003, and excludes:

•	2,950,288 shares of common stock underlying options as of March 1, 2004, at an average option exercise price of $21.877 per share;

•	a maximum of 507,854 shares of common stock that may be issued pursuant to grants of phantom units as of March 1, 2004; and

•	2,712,096 shares available for future grants under all equity compensation plans as of March 1, 2004.

Summary Financial Data

The following data (except pro forma data), insofar as they relate to each of the years in the three-year period ended September 30, 2003, have been derived from our audited annual financial statements, including the consolidated balance sheets at September 30, 2002 and 2003 and the related consolidated statements of operations and cash flows for the three years ended September 30, 2003 and the notes thereto, incorporated herein by reference. The unaudited pro forma income statement data give effect to the acquisition of the ownership interests in AGZ Holding that we do not already own as if the acquisition had been consummated on October 1, 2002. The unaudited pro forma balance sheet data give effect to the acquisition as if it had been consummated on December 31, 2003. The selected unaudited pro forma financial data are not necessarily indicative of operating results or financial position that would have been achieved had the acquisition of the ownership interests in AGZ Holding that we do not already own been consummated and should not be construed as representative of future operating results or financial position. The following data should be read in conjunction with our historical financial statements, and the related notes thereto, which are incorporated herein by reference, the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page P-1, and the historical financial statements and the related notes of AGZ Holding beginning on page F-1.

	Year Ended September 30,				Three Months Ended December 31,
	2001(a)	2002	2003	2003 Pro Forma (b) (c)	2002	2003	2003 Pro Forma(b)
	(Millions of dollars, except per share amounts)
Income Statement Data:
Revenues	$2,468.1	$2,213.7	$3,026.1	$3,725.0	$739.9	$893.7	$1,108.0
Income before accounting changes	$52.0	$75.5	$98.9		$36.7	$38.8
Cumulative effect of accounting changes (d)	4.5	—	—		—	—

Net income (e)	$56.5	$75.5	$98.9	$119.4	$36.7	$38.8	$57.5

Earnings per common share - basic (c) (f)
Income before accounting changes	$1.28	$1.83	$2.34		$0.88	$0.91
Cumulative effect of accounting changes, net (d)	0.11	—	—		—	—

Net income - basic	$1.39	$1.83	$2.34	$2.40	$0.88	$0.91	$1.14

Earnings per common share - diluted (c) (f)
Income before accounting changes	$1.27	$1.80	$2.29		$0.86	$0.88
Cumulative effect of accounting changes, net (d)	0.11	—	—		—	—

Net income - diluted (e)	$1.38	$1.80	$2.29	$2.35	$0.86	$0.88	$1.12

Cash dividends declared per common share	$1.05	$1.083	$1.13	$1.13	$0.275	$0.285	$0.285

	As of September 30,			As of December 31,
	2001(a)	2002	2003	2002	2003	2003 Pro Forma (b)
	(Millions of dollars)
Balance Sheet Data:
Total assets	$2,550.2	$2,610.9	$2,781.3	$2,870.6	$3,027.0	$4,446.1
Capitalization:
Debt:
Bank loans - AmeriGas Propane	$—	$10.0	$—	37.0	36.0	36.0
Bank loans - UGI Utilities	57.8	37.2	40.7	78.3	72.2	72.2
Bank loans - other	10.0	8.6	15.9	11.2	18.1	18.1
Long-term debt (including current maturities):
AmeriGas Propane	1,005.9	945.8	927.3	1,035.7	926.0	926.0
UGI Utilities	208.4	248.4	217.3	222.3	217.2	217.2
AGZ Holding (g)	—	—	—	—	—	510.6
Other	80.9	81.5	78.9	85.3	83.7	83.7

Total debt	$1,363.0	$1,331.5	$1,280.1	$1,469.8	$1,353.2	$1,863.8

Minority interests	246.2	276.0	134.6	122.9	149.8	164.9
UGI Utilities preferred shares subject to mandatory redemption	20.0	20.0	20.0	20.0	20.0	20.0
Common stockholders’ equity	255.6	313.8	569.4	503.3	608.6	852.2

Total capitalization	$1,884.8	$1,941.3	$2,004.1	$2,116.0	$2,131.6	$2,900.9

Ratio of Capitalization:
Total debt	72.3%	68.6%	63.9%	69.5%	63.5%	64.2%
Minority interests	13.1%	14.2%	6.7%	5.8%	7.0%	5.7%
UGI Utilities preferred shares subject to mandatory redemption	1.1%	1.0%	1.0%	0.9%	0.9%	0.7%
Common stockholders’ equity	13.5%	16.2%	28.4%	23.8%	28.6%	29.4%

(a)	Arthur Andersen LLP audited our consolidated financial statements for 2001. You should refer to the final risk factor under “Risk Factors—Risks Related to our Common Stock” on page S-14 of this prospectus supplement.
(b)	The pro forma income statement data assume that our acquisition of the ownership interests in AGZ Holding that we do not already own was completed on October 1, 2002 and are based on the average currency exchange rate of $1.19 per euro and $1.08 per euro for the three months ended December 31, 2003 and the fiscal year ended September 30, 2003, respectively. The pro forma balance sheet data assume that the acquisition was completed on December 31, 2003 and are based on a currency exchange rate of $1.26 per euro as of December 31, 2003.
(c)	Pro forma net income and earnings per diluted share include (1) the write-down of goodwill related to AGZ Holding’s investment in an equity investee of $4.8 million and $0.09, respectively, (2) the after-tax write-off of debt issuance costs of $3.2 million and $0.06, respectively, associated with AGZ Holding’s issuance and subsequent refinancing of the AGZ Notes, and (3) the after-tax write-off of an interest rate swap of $4.0 million and $0.08, respectively, associated with AGZ Holding’s senior debt redeemed in July 2003.
(d)	Includes the cumulative effect of accounting changes associated with (1) AmeriGas Partners’ changes in accounting for tank fee revenues and tank installation costs and (2) our adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” See Notes 1 and 15 to our Consolidated Financial Statements, incorporated herein by reference.
(e)	Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” was adopted effective October 1, 2001. Net income and net income per diluted share adjusted to reflect the impact of SFAS No. 142 as if it had been adopted at the beginning of the 2001 fiscal year would have been $70.5 million and $1.72, respectively.
(f)	Earnings per share for all periods presented reflect the effects of our 3-for-2 common stock split distributed on April 1, 2003 to stockholders of record on February 28, 2003.
(g)	Includes €165 million aggregate principal amount of AGZ Notes, reflected at fair market value on December 31, 2003.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information in this prospectus supplement, before making an investment decision. Each of these risk factors could adversely affect our business, operating results and financial condition, and the value of an investment in our common stock. Generally, each of the following risk factors that relates to our propane operations is also a risk factor that is applicable to Antargaz’s LPG operations.

Risks Related to Our Business

Decreases in the demand for our energy products and services because of warmer weather adversely affect our results of operations.

Because many of our customers rely on our energy products and services to heat their homes and businesses, our results of operations are adversely affected by warmer weather. Weather conditions have a significant impact on the demand for our energy products and services for both heating and agricultural purposes. Accordingly, the volume of our energy products sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. For example, historically, approximately 55% to 60% of AmeriGas Partners’ annual retail propane volume has been sold during these months and approximately 60% of our natural gas throughput (the total volume of gas sold to or transported for customers within our distribution system) occurs during these months. In certain prior years, warmer-than-normal weather in our service territories reduced demand for our energy products and services for heating purposes below normal levels, which had an adverse effect on our operating results. There can be no assurance that normal winter weather in our service territories will occur in the future.

Our holding company structure could limit our ability to pay dividends or debt service.

We are a holding company whose material assets are the stock of our subsidiaries and interests in joint ventures. Accordingly, we conduct all of our operations through our subsidiaries and joint venture affiliates. Our ability to pay dividends on our common stock and to pay principal and accrued interest on our debt, if any, depends on the payment of dividends or distributions to us by our principal operating subsidiaries, AmeriGas Partners, L.P., UGI Utilities, Inc. and UGI Enterprises, Inc. Payments to us by those subsidiaries, in turn, depends upon their results of operations and cash flows and, in the case of AmeriGas Partners, the provisions of its partnership agreement. The operations of those subsidiaries are affected by conditions beyond our control, including weather, competition in markets we serve, the costs and availability of propane, natural gas, electricity and other energy sources and changes in capital market conditions. The ability of our subsidiaries, including AGZ Holding after completion of the proposed acquisition, to make payments to us is also affected by the level of indebtedness of such subsidiaries, which is substantial, and the restrictions on payments to us imposed under the terms of such indebtedness.

Our profitability is subject to propane pricing and inventory risk.

The retail propane business is a “margin-based” business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the propane that our subsidiaries and other marketers purchase can change rapidly over a short period of time. Most of our propane product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major U.S. storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our subsidiaries’ profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. Due to competitive pricing in the propane industry, our subsidiaries may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. In addition, high propane product prices may lead to customer conservation, resulting in reduced demand. Finally, market volatility may cause our subsidiaries to sell propane at less than the price at which they purchased it, which could adversely affect our operating results.

Our operations may be adversely affected by competition from other energy sources.

Our energy products and services face competition from other energy sources, some of which are less costly for equivalent energy value. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

Our propane business competes for customers against suppliers of electricity, fuel oil and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking. Fuel oil is also a major competitor of propane and is generally less expensive than propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, however, so a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems in our service areas has resulted in the availability of natural gas in some areas that previously depended upon propane. As long as natural gas remains a less expensive energy source than propane, our propane business will lose customers in each region into which natural gas distribution systems are expanded. In France, the state-owned natural gas monopoly, Gaz de France, has in the past extended France’s natural gas grid.

Our natural gas business competes primarily with electricity and fuel oil, and, to a lesser extent, with propane and coal. Competition among these fuels is primarily a function of their comparative price and the relative cost and efficiency of fuel utilization equipment. Electric utilities within the areas served by our natural gas business are seeking new customers, primarily in the new construction market. Fuel oil dealers compete with us for customers in all areas, including industrial customers. There can be no assurance that our natural gas revenues will not be adversely affected by this competition.

Our ability to increase revenues is adversely affected by the maturity of the retail propane industry.

The retail propane industry in the United States is mature, with only modest growth in total demand for the product foreseen. Given this limited growth, we expect that year-to-year industry volumes will be principally affected by weather patterns. Therefore, our ability to grow within the propane industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of the PPX® program (through which consumers can exchange an empty propane grill cylinder for a filled one) and the strategic accounts program (through which we encourage large, multi-location propane users to enter into a supply agreement with us rather than with many small suppliers), as well as the success of our sales and marketing programs designed to attract and retain customers. Any failure to retain and grow our customer base would have an adverse effect on our results.

Our ability to grow our businesses will be adversely affected if we are not successful in making acquisitions or in integrating the acquisitions we have made.

Given the mature nature of the U.S. propane market, one of our strategies is to grow through acquisitions in the United States and in international markets. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. There is significant competition for acquisitions in the U.S. propane industry, specifically among publicly-traded master limited partnerships. We believe that there are numerous potential acquisition candidates in the U.S. propane industry, some of which represent acquisition opportunities that would be material to us. We cannot assure you that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings or that any additional debt incurred to finance an acquisition will not affect our ability to pay dividends.

In addition, the restructuring of the energy markets in the United States and internationally, including the privatization of government-owned utilities and the sale of utility-owned assets, is creating opportunities for, and competition from, well-capitalized competitors, which may affect our ability to achieve our business strategy.

To the extent we are successful in making acquisitions, such acquisitions, including the anticipated acquisition of Antargaz, involve a number of risks, including, but not limited to, the assumption of material liabilities, the diversion of management’s attention from the management of daily operations to the integration of operations, difficulties in the assimilation and retention of employees and difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations. The failure to successfully integrate acquisitions could have an adverse affect on our business, financial condition and results of operations.

The U.S. propane retail distribution business is highly competitive.

We compete in the U.S. propane retail distribution business with other large propane marketers, including other full-service marketers, and thousands of small independent operators. In recent years, some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution, and we compete with them as well. The ability to compete effectively depends on providing satisfactory customer service, maintaining competitive retail prices and controlling operating expenses.

We are dependent on our principal propane suppliers, which increases the risks from an interruption in supply and transportation.

During the year ended September 30, 2003, AmeriGas Partners purchased approximately 79% of its propane needs in the United States from ten suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be affected. Additionally, in certain market areas, some of AmeriGas Partners’ suppliers provide 70% to 80% of its propane requirements. Disruptions in supply in these areas could also have an adverse impact on our earnings. Antargaz is similarly dependent upon its suppliers. Significant amounts of propane must be imported to meet demand in France. There is no assurance that Antargaz will be able to continue to acquire sufficient supplies of propane to meet demand at prices or within time periods that would allow it to remain competitive.

The expansion of our international business means that we will face increased risks, which may negatively affect our business results.

Our intended acquisition of Antargaz will significantly increase our international presence. As we continue to grow as a multi-national corporation, with subsidiaries around the world, we face risks in doing business abroad that we do not face domestically. Certain aspects inherent in transacting business internationally could negatively impact our operating results, including:

•	costs and difficulties in staffing and managing international operations;

•	regulatory requirements and changes in regulatory requirements, including French and EU competition laws that may adversely affect the terms of contracts with customers, and new environmental requirements that have led to stricter regulations of LPG storage sites in France;

•	tariffs and other trade barriers;

•	difficulties in enforcing contractual rights;

•	longer payment cycles;

•	local political and economic conditions;

•	potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of “double taxation”; and

•	fluctuations in currency exchange rates.

We are subject to operating and litigation risks that may not be covered by insurance.

Our business’ operations and those of Antargaz are subject to all of the operating hazards and risks normally incidental to the handling, storage and delivery of combustible products, such as LPG and natural gas, and the generation of electricity. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage. As a result, we are sometimes a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. We cannot assure you, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

Moreover, our acquisition of the remaining interests in AGZ Holding will expose us to additional litigation risks at Antargaz. Specifically, in connection with its 2001 acquisition of its propane business, AGZ Holding entered into a guarantee agreement with Elf Antar France, now Total France, and Elf Aquitaine pursuant to which Total France and Elf Aquitaine agreed to indemnify AGZ Holding for all payments which would have been due from Antargaz in respect of certain matters, including a business tax related to AGZ Holding’s propane tanks for the period from January 1, 1997 through December 31, 2000, and certain potential environmental/safety liabilities. If Total France and Elf Aquitaine were to reject their indemnity obligations or if such obligations were found to be unenforceable, AGZ Holding may not have recourse against any third party with respect to any such liabilities, which, in turn, could have an adverse effect on our ability to receive distributions of cash from AGZ Holding.

If energy conservation and efficiency and technology trends continue to decrease demand for our energy products and services, our revenues will decrease.

Retail customers primarily use our energy products and services for home heating, water heating and cooking purposes. Energy conservation and efficiency measures and advances in heating, conservation and other devices have begun to decrease demand for our energy products. Should that decrease continue, and not be offset by colder weather, our revenues will decrease. Additionally, new technologies and alternative sources of energy may be developed that could negatively affect the competitiveness of our operating subsidiaries and therefore, our revenues.

We may be unable to respond effectively to competition, which may adversely affect our operating results.

We may be unable to timely respond to changes within the energy and utility sectors that may result from regulatory initiatives to further increase competition within our industry. Such regulatory initiatives may create opportunities for additional competitors to enter our markets, and, as a result, we may be unable to maintain our revenues or continue to pursue our current business strategy.

The loss of key personnel would have an adverse effect on our business, financial results and results of operations.

Our continued success is dependent upon the efforts and abilities of our executive officers and other key employees and our ability to continue to attract, motivate and retain highly-qualified personnel. Our ability to effectively integrate acquired businesses, including Antargaz, will also depend on the efforts and abilities of the officers or key employees we retain in those acquisitions. The loss of key personnel or the failure to attract and motivate key personnel could have an adverse effect on our business, financial condition and results of operations.

Our net income will decrease if we are required to incur additional costs to comply with existing and new governmental safety, health, transportation and environmental regulation.

We are subject to extensive and changing international, federal, state and local safety, health, transportation and environmental laws and regulations governing the storage, distribution and transportation of our energy products.

New regulations, or a change in the interpretation of existing regulations, could result in increased expenditures. For example, the explosion at Grande Pariosse S.A.’s chemical factory in Toulouse, France in September 2001 gave rise to new regulations relating to the safety risks of operations such as Antargaz’s, which involve the storage of large amounts of flammable substances. In addition, for many of our operations, we are required to obtain permits from regulatory authorities. Failure to comply with these permits or applicable laws could result in civil and criminal fines or the cessation of the operations in violation.

We are investigating and remediating contamination at a number of present and former operating sites in the United States, including former sites where we or our former subsidiaries operated manufactured gas plants. We have also received claims from third parties that allege that we are responsible for costs to clean up properties where we or our former subsidiaries operated a manufactured gas plant or conducted other operations. Costs we incur to remediate sites outside of Pennsylvania cannot be recovered in future utility rate proceedings, and insurance may not cover all or even part of these costs. Our actual costs to clean up these sites may exceed our current estimates due to factors beyond our control, such as:

•	the discovery of presently unknown conditions;

•	changes in environmental laws and regulations;

•	judicial rejection of our legal defenses to the third-party claims; or

•	the insolvency of other responsible parties at the sites at which we are involved.

In addition, if we discover additional contaminated sites, we could be required to incur material costs, which would reduce our net income.

Under certain conditions, if the credit rating of UGI Utilities’ long-term debt is downgraded, FLAGA’s lenders may accelerate repayment of FLAGA’s debt, which could adversely affect our ability to pay dividends on our common stock.

FLAGA has a €15 million working capital loan commitment from a European bank expiring in November 2004. As of December 31, 2003, borrowings under this working capital facility totaled €14.4 million ($18.1 million U.S. dollar equivalent). We guarantee the debt issued under this agreement, as well as $78.0 million of acquisition and special purpose debt of FLAGA. In the event that the credit rating of UGI Utilities’ long-term debt is downgraded from A3 to Baa2 by Moody’s Investors Service and from BBB+ to BBB by Standard & Poor’s, FLAGA’s lenders may accelerate the repayment of this debt, which could require us to refinance FLAGA’s debt immediately. On January 29, 2004, Standard & Poor’s Ratings Services placed its BBB+ corporate credit and other ratings on UGI Utilities on CreditWatch with negative implications. If we were unable to refinance the debt, we could be unable to pay dividends on our common stock.

Current economic and political conditions may harm our business.

U.S. and international economic conditions and the effects of ongoing military actions against terrorists may cause significant disruptions to commerce throughout the world. To the extent that such conditions and disruptions result in delays or cancellations of customer orders, impair our ability to effectively market our energy products or services or acquire our sources of supply for our energy products, or cause or prolong an economic recession, we would have lower consolidated revenues, and, therefore, lower consolidated net income. In addition, our ability to raise capital for acquisitions, capital expenditures and ongoing operations is dependent upon ready access to capital markets. During times of adverse economic and political conditions, investor confidence in and accessibility to capital markets could decrease. If capital markets are not available to us over an extended period of time, we could be unable to make acquisitions, refinance debt, invest in capital expenditures and fund operations.

Risks Related to Our Common Stock

The price of our securities may be affected by the general perception of the energy and utility sectors of the economy.

Events, such as the blackout in parts of the United States on August 14, 2003, those involving Enron Corporation, political unrest in oil-producing countries and the energy crisis in California, could adversely affect investors’ perceptions of the energy and utility sectors. A negative perception of our industry by investors could adversely affect the equity prices of companies within the energy and utility sectors. We cannot predict what news or events might affect the perceptions of investors in our industry or how such news or events might affect the market price of our common stock, but fluctuations in the market price of our common stock could be severe and any effects could be long-term.

Your ability to seek potential recoveries from our former independent public accountants, Arthur Andersen LLP, is limited.

Arthur Andersen LLP audited our financial statements and schedules as of and for the year ended September 30, 2001, which are incorporated by reference into this prospectus supplement. Arthur Andersen LLP has not reissued their report on our financial statements in this prospectus supplement, and we have relied on Rule 437a under the Securities Act in filing this registration statement without such a consent. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen LLP’s work for Enron Corporation. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen LLP ceased its audit practice before the SEC on August 31, 2002. In May 2002, we terminated our engagement of Arthur Andersen LLP as our independent accountants and engaged PricewaterhouseCoopers LLP to serve as our independent accountants for the fiscal year ending September 30, 2002. Because Arthur Andersen has not consented to the incorporation by reference of their reports on our financial statements in this prospectus and because of the circumstances affecting Arthur Andersen LLP, as a practical matter, it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims you may have that are available to securities holders under federal and state securities law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus supplement, including the information incorporated by reference into this prospectus supplement, includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act as enacted by the Private Securities Litigation Reform Act of 1995. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements:

•	adverse weather conditions resulting in reduced demand;

•	price volatility and availability of propane, fuel oil, electricity and natural gas and the capacity to transport them to our market areas;

•	changes in laws and regulations, including safety, tax, competition, environmental and accounting matters;

•	competitive pressures from the same and alternative energy sources;

•	failure to acquire new customers, thereby reducing or limiting any increase in revenues;

•	liability for environmental claims;

•	customer conservation measures and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	large customer, counterparty or supplier defaults;

•	liability for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas and propane, including liability in excess of insurance coverage;

•	political, regulatory and economic conditions in the United States and in foreign countries;

•	interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations;

•	reduced distributions or dividends from subsidiaries;

•	the timing of the completion of our proposed acquisition of the ownership interests that we do not already own in AGZ Holding; and

•	the timing and success of our efforts to develop new business opportunities.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by federal securities laws.

USE OF PROCEEDS

Our net proceeds from the sale of the 7,500,000 shares of common stock will be approximately $232.0 million, or approximately $266.9 million if the underwriters exercise their over-allotment option in full, based on an estimated offering price of $32.50 per share and after deducting the underwriting discount and the estimated offering expenses payable by us.

We intend to use all of the net proceeds from this offering to acquire the ownership interests in AGZ Holding, the parent holding company of Antargaz, that we do not already own. You should refer to the section in this prospectus supplement entitled “Who We Are — Planned Acquisition of Antargaz,” for a description of that transaction. To the extent any proceeds remain after paying the purchase price for the ownership interests in AGZ Holding that we do not already own or such transaction is not completed, we will use the proceeds for general corporate purposes.

DIVIDEND POLICY

We paid quarterly dividends on our common stock as set forth in the following table. On January 27, 2004, we announced our intention to increase the annual dividend rate on our common stock to $1.25 per share from $1.14 per share effective with the regularly scheduled July dividend payment, assuming the completion of the anticipated acquisition of the shares in AGZ Holding that we do not already own.

Amount*
2004 Fiscal Year
Second Quarter (through March 10, 2004)	$0.285
First Quarter	0.285
2003 Fiscal Year
Fourth Quarter	$0.285
Third Quarter	0.285
Second Quarter	0.275
First Quarter	0.275
2002 Fiscal Year
Fourth Quarter	$0.275
Third Quarter	0.267
Second Quarter	0.267
First Quarter	0.267

*	On January 28, 2003, our Board of Directors approved a 3-for-2 split of our common stock, effective April 1, 2003. Dividends paid are reflected on a post-split basis.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the New York and Philadelphia stock exchanges under the symbol “UGI.” The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on The New York Stock Exchange Composite Transactions tape as reported in The Wall Street Journal.

	High*	Low*
2004 Fiscal Year
Second Quarter (through March 10, 2004)	$34.35	$31.40
First Quarter	34.20	28.85
2003 Fiscal Year
Fourth Quarter	$33.45	$28.86
Third Quarter	35.05	29.00
Second Quarter	30.57	24.93
First Quarter	26.99	23.27
2002 Fiscal Year
Fourth Quarter	$24.51	$17.11
Third Quarter	22.14	19.60
Second Quarter	20.99	18.06
First Quarter	21.02	17.79

*	On January 28, 2003, our Board of Directors approved a 3-for-2 split of our common stock, effective April 1, 2003. Sales prices for the periods presented are reflected on a post-split basis.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2003, (i) on an actual basis and (ii) on a pro forma and as adjusted basis giving effect to the consummation of the acquisition of the ownership interests in AGZ Holding that we do not already own and the sale of 7,500,000 shares of our common stock in this offering at an estimated public offering price of $32.50 per share (assuming no exercise of the underwriters’ over-allotment option). You should read this table in conjunction with our financial statements and the notes to those financial statements incorporated by reference into this prospectus supplement.

	December 31, 2003
	Actual	Pro Forma and As Adjusted
	(in millions)
Cash, cash equivalents and short-term investments (a)	$193.5	$170.4

Total debt	$1,353.2	$1,863.8 (b)

Minority interests	$149.8	$164.9

UGI Utilities preferred shares subject to mandatory redemption, without par value	$20.0	$20.0

Total common stockholders’ equity
Common Stock, without par value; 150,000,000 shares authorized; 42,778,798 outstanding as of December 31, 2003; and 50,278,798 outstanding as adjusted	$582.9	$814.9
Retained earnings	117.5	117.5
Accumulated other comprehensive income	15.6	15.6
Notes receivable from employees	(0.4)	(0.4)
Less treasury stock, at cost	(107.0)	(107.0)

Total common stockholders’ equity	608.6	840.6

Total capitalization	$2,131.6	$2,889.3

(a)	$23.3 million of which is held by AmeriGas Partners, L.P., which currently makes distributions pursuant to the terms of its partnership agreement.
(b)	Includes €165 million aggregate principal amount of AGZ Notes, reflected at fair market value on December 31, 2003.

The number of shares of common stock to be outstanding after this offering is based on 42,778,798 shares outstanding as of December 31, 2003, and excludes:

•	2,950,288 shares of common stock underlying options as of March 1, 2004, at an average option exercise price of $21.877 per share;

•	a maximum of 507,854 shares of common stock that may be issued pursuant to grants of phantom units as of March 1, 2004; and

•	2,712,096 shares available for future grants under all equity compensation plans as of March 1, 2004.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

This discussion describes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States;

•	a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements.

This discussion does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

We pay dividends with respect to our common stock. Dividends paid to a non-U.S. holder, except as described below, are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate (and you have furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form).

If dividends paid to a non-U.S. holder are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, we generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form. Instead, “effectively connected” dividends are taxed at rates applicable to United States persons. If a non-U.S. holder is a corporation, “effectively connected” dividends that it receives may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

Non-U.S. holders generally will not be subject to United States federal income tax on gain that they recognize on a disposition of our common stock unless:

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the holder’s conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the holder;

•	the holder is subject to the Code provisions applicable to certain U.S. expatriates; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

If our common stock is held by a non-U.S. holder at the time of death, such stock will be included in the holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements will not apply to dividends paid on our common stock to a non-U.S. holder, provided the non-U.S. holder provides a valid Internal Revenue Service Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that such holder is a non-U.S. person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker.

However, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a U.S. trade or business;

unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a United States person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a U.S. person.

A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated March     , 2004, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston (Europe) Limited is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston (Europe) Limited
Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC
Janney Montgomery Scott LLC
Total	7,500,000

Credit Suisse First Boston (Europe) Limited will make offers and sales in the United States through Credit Suisse First Boston LLC, which is acting as selling agent for Credit Suisse First Boston (Europe) Limited.

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,125,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston (Europe) Limited for a period of 90 days after the date of this prospectus supplement (other than shares of our common stock or options to acquire shares of our common stock issued pursuant to our equity compensation plans, shares of our common stock issued pursuant to our dividend reinvestment plan, shares of our common stock issued in connection with options or warrants outstanding as of the date of this prospectus supplement or shares of our common stock issued as consideration for any acquisition).

Our executive officers have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston (Europe) Limited for a period of 45 days after the date of this prospectus supplement.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol “UGI”.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at http://www.ugicorp.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website, other than the documents incorporated by reference into this prospectus supplement pursuant to the section entitled “Incorporation of Certain Documents By Reference” below, is not incorporated into, and does not constitute a part of, this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus supplement as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus supplement is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference herein our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares of common stock that we have registered are sold (other than Current Reports on Form 8-K containing disclosure furnished under Item 9 or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in any such Current Report or Form 8-K):

•	our annual report on Form 10-K for the fiscal year ended September 30, 2003, filed on December 23, 2003, except to the extent superseded by the current report on Form 8-K filed on March 11, 2004;

•	our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2003, filed on February 13, 2004;

•	our current report on Form 8-K filed on March 11, 2004; and

•	the description of our common stock contained in our registration statement on Form 8-B, dated March 23, 1992, as amended by Amendment No. 1 to Form 8-B, dated April 10, 1992, and on Form 8-A, dated June 24, 1996, and any amendments or reports filed after the date hereof for the purpose of updating such description.

We will provide, upon written or oral request, to each person to whom a prospectus supplement is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus supplement but not delivered with the prospectus supplement. You may request a copy of these filings, at no cost, by writing us at UGI Corporation, 460 North Gulph Road, King of Prussia, Pennsylvania 19406, Attention: Vice President and Treasurer. Our telephone number is (610) 337-1000.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, N.Y.

EXPERTS

The audited consolidated financial statements incorporated into this prospectus supplement by reference to the current report on Form 8-K dated March 11, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AGZ Holding at March 31, 2003 and for the year then ended, appearing in this prospectus supplement have been audited by PricewaterhouseCoopers Audit and Barbier Frinault & Autres, Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

The audited consolidated financial statements and schedules for the period ended September 30, 2001, which are incorporated by reference in this prospectus supplement, were audited by Arthur Andersen LLP, our former independent accountants, as indicated in their reports with respect thereto. Copies of such reports are incorporated by reference herein, but Arthur Andersen LLP has not reissued such reports or consents to the incorporation of such reports into this prospectus supplement and has ceased operations.

INDEX TO FINANCIAL STATEMENTS

UGI Corporation Unaudited Pro Forma Condensed Combined Financial Statements	P-1

AGZ Holding Consolidated Financial Statements as of and for the Fiscal Year Ended March 31, 2003	F-1

AGZ Holding Unaudited Consolidated Financial Statements as of December 31, 2003 and for the Nine Months Ended December 31, 2003 and 2002	F-29

UGI CORPORATION

INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

The Unaudited Pro Forma Condensed Combined Financial Statements of UGI Corporation (“UGI”) give effect to the proposed acquisition of the outstanding shares not already owned by our indirect, wholly-owned subsidiary, UGI France, Inc., of AGZ Holding (“AGZ”), which owns 99.99% of Antargaz, a French corporation (société anonyme). Prior to the acquisition of the outstanding shares not already owned by UGI, AGZ is owned by PAI partners, a French corporation, Medit Mediterranea, GPL S.r.L, an Italian company, certain officers and managers of AGZ, and UGI France, Inc. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to represent what the results of operations or financial position of UGI would have been if the purchase transaction had occurred on the dates indicated below, nor do they purport to project the results of operations or financial position of UGI for any future period or as of any future date. The Unaudited Pro Forma Condensed Combined Financial Statements reflect assumed net cash proceeds to UGI from the issuance of 7.5 million shares of common stock of $243.6 million based upon the closing price of UGI’s common stock on December 31, 2003.

The Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2003 was prepared by combining the unaudited condensed consolidated balance sheet of UGI and the unaudited consolidated balance sheet of AGZ as of December 31, 2003, giving effect to the acquisition of AGZ as though it had been completed on December 31, 2003. The Unaudited Pro Forma Condensed Combined Statement of Income for the three months ended December 31, 2003 was prepared by combining UGI’s unaudited consolidated statement of income for the three months ended December 31, 2003 with AGZ’s unaudited consolidated statement of income for the three months ended December 31, 2003 to give effect to the acquisition of AGZ as though it had occurred on October 1, 2002. The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended September 30, 2003 was prepared by combining UGI’s audited consolidated statement of income for the year ended September 30, 2003 with AGZ’s unaudited consolidated statement of income for the twelve months ended September 30, 2003 to give effect to the acquisition of AGZ as though it had occurred on October 1, 2002. The historical AGZ unaudited consolidated financial statements are presented in accordance with accounting principles generally accepted in France (“French GAAP”). Euro balances were translated to U.S. dollars at the exchange rate of $1.26 per euro at December 31, 2003 for the consolidated balance sheet amounts and at the average exchange rates of $1.19 per euro for the consolidated statement of income for the three months ended December 31, 2003 and $1.08 per euro for the consolidated statement of income for the twelve months ended September 30, 2003. Separate adjustments are reflected to (1) convert AGZ consolidated balance sheet and consolidated statement of income amounts from French GAAP to accounting principles generally accepted in the United States (“U.S. GAAP”), (2) reclassify certain amounts in the AGZ consolidated balance sheet and consolidated statement of income to conform to UGI financial statement presentation, and (3) record pro forma purchase accounting adjustments.

The revaluation of AGZ’s identifiable assets acquired and liabilities assumed, representing the portion not already owned by UGI, is based on a preliminary valuation based upon currently available information and is subject to final adjustments. Accordingly, the actual adjustments to be recorded in connection with the final purchase price allocation may differ from the pro forma adjustments reflected in the Unaudited Pro Forma Condensed Combined Financial Statements, and any such differences may be material. The historical amounts of UGI as of and for the three months ended December 31, 2003 are derived from unaudited consolidated financial statements included in the Form 10-Q filed by UGI on February 13, 2004 with the SEC. The historical amounts of UGI for the fiscal year ended September 30, 2003 are derived from audited consolidated financial statements included in the Form 8-K filed by UGI on March 11, 2004 with the SEC. AGZ’s historical unaudited consolidated balance sheet as of December 31, 2003 was derived from unaudited consolidated financial statements included elsewhere herein. The unaudited consolidated statement of income of AGZ for the three months ended December 31, 2003 was derived from unaudited consolidated financial statements included elsewhere herein. The unaudited consolidated statement of income of AGZ for the twelve months ended September 30, 2003 was derived by excluding the unaudited statement of income for the six months ended September 30, 2002 from the audited consolidated statement of income for the year ended March 31, 2003 and including the unaudited statement of income for the six months ended September 30, 2003. The statements of income, reported in euros, were translated to U.S. dollars using the average exchange rate of $1.08 per euro.

You should read the Unaudited Pro Forma Condensed Combined Financial Statements along with UGI’s consolidated financial statements and accompanying notes included in its prior SEC filings and the historical financial statements and the related notes of AGZ Holding included herein.

UGI CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2003

(Millions of dollars)

	Historical UGI Corporation (2)	Historical AGZ Holding (3)	French GAAP to U.S. GAAP Adjustments (4)		Pro Forma Adjustments (5)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$143.6	$13.8	$—		$(88.7	)(12)	$68.7
Short-term investments (at cost, which approximates fair value)	49.9	51.8	—		—		101.7
Accounts receivable	361.1	162.6	—		—		523.7
Accrued utility revenues	30.6	—	—		—		30.6
Inventories	148.6	24.8	—		—		173.4
Deferred income taxes	18.8	—	—		—		18.8
Prepaid expenses and other current assets	39.8	32.1	—		—		71.9

Total current assets	792.4	285.1	—		(88.7)		988.8
Property, plant and equipment, net	1,360.3	231.1	—		317.4	(13)	1,908.8
Goodwill and excess reorganization value	679.8	423.2	44.4	(6)	92.8	(14)	1,217.6
			(22.6	)(6)
Intangible assets	36.3	61.7	(23.6	)(7)	19.0	(15)	149.0
			55.6	(7)
Utility regulatory assets	61.3	—	—		—		61.3
Other assets	96.9	53.7	—		(30.0	)(16)	120.6

Total assets	$3,027.0	$1,054.8	$53.8		$310.5		$4,446.1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$65.3	$—	$—		$—		$65.3
Current maturities of UGI Utilities preferred shares subject to mandatory redemption	1.0	—	—		—		1.0
AmeriGas Propane bank loans	36.0	—	—		—		36.0
UGI Utilities bank loans	72.2	—	—		—		72.2
Other bank loans	18.1	—	—		—		18.1
Accounts payable	327.2	157.5	—		—		484.7
Deferred income taxes	—	19.3	—		—		19.3
Other current liabilities	230.0	—	9.6	(8)	—		241.3
			1.7	(9)

Total current liabilities	749.8	176.8	11.3		—		937.9
Long-term debt	1,161.6	496.8	(9.6	)(8)	23.4	(17)	1,672.2
Deferred income taxes	230.9	—	33.0	(10)	111.1	(18)	375.0
UGI Utilities preferred shares subject to mandatory redemption	19.0	—	—		—		19.0
Other noncurrent liabilities	107.3	319.3	(1.7	)(9)	—		424.9

Total liabilities	2,268.6	992.9	33.0		134.5		3,429.0
Commitments and contingencies
Minority interests	149.8	15.1	—		—		164.9
Common stockholders’ equity:
Common Stock, without par value	582.9	44.2	—		199.4	(19)	826.5
Retained earnings	117.5	2.6	20.8	(11)	(23.4	)(20)	117.5
Accumulated other comprehensive income	15.6	—	—		—		15.6
Notes receivable from employees	(0.4)	—	—		—		(0.4)

	715.6	46.8	20.8		176.0		959.2
Treasury stock, at cost	(107.0)	—	—		—		(107.0)

Total common stockholders’ equity	608.6	46.8	20.8		176.0		852.2

Total liabilities and stockholders’ equity	$3,027.0	$1,054.8	$53.8		$310.5		$4,446.1

See accompanying notes to unaudited pro forma condensed combined financial statements.

UGI CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Three Months Ended December 31, 2003

(Millions, except per share amounts)

	Historical UGI Corporation(2)	Historical AGZ Holding(3)	French GAAP to U.S. GAAP				Pro Forma Adjustments(5)		Pro Forma Combined
			Adjustments(4)		Reclassi- fications(4)
Revenues	$893.7	$214.3	$—		$—		$—		$1,108.0
Costs and expenses:
Cost of sales	596.9	92.9	—		—		—		689.8
Operating and administrative expenses	163.3	65.3	—		2.1	(24)	—		230.7
Utility taxes other than income taxes	3.1	—	—		—		—		3.1
Depreciation and amortization	27.5	17.4	2.0	(21)	(2.1)	(24)	(6.8)	(25)	38.0
Amortization of goodwill	—	5.8	(5.8)	(22)	—		—		—
Other (income) expense, net	(5.4)	0.5	—		—		—		(4.9)

	785.4	181.9	(3.8)		—		(6.8)		956.7

Operating income	108.3	32.4	3.8		—		6.8		151.3
Income (loss) from equity investees	4.2	(0.5)	—		—		(4.2)	(26)	(0.5)
Interest (expense) income	(26.7)	(7.4)	—				0.1	(27)	(34.0)
Minority interests	(22.7)	1.0	—		—		(0.8)	(28)	(22.5)

Income before income taxes	63.1	25.5	3.8		—		1.9		94.3
Income tax (expense) benefit	(24.3)	(11.3)	0.7	(23)	—		(1.9)	(29)	(36.8)

Net income	$38.8	$14.2	$4.5		$—		$—		$57.5

Earnings per share:
Basic	$0.91								$1.14

Diluted	$0.88								$1.12

Average common shares outstanding (millions):
Basic	42.839						7.500	(30)	50.339

Diluted	43.947						7.500	(30)	51.447

See accompanying notes to unaudited pro forma condensed combined financial statements.

UGI CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year Ended September 30, 2003

(Millions, except per share amounts)

	Historical UGI Corporation (2)	Historical AGZ Holding (3)	French GAAP to U.S. GAAP				Pro Forma Adjustments (5)		Pro Forma Combined
			Adjustments (4)		Reclassifications (4)
Revenues	$3,026.1	$698.9	$—		$—		$—		$3,725.0
Costs and expenses:
Cost of sales	1,984.3	335.1	—		—		—		2,319.4
Operating and administrative expenses	643.3	228.9	—		7.4	(24)	—		879.6
Utility taxes other than income taxes	13.0	—	—		—		—		13.0
Depreciation and amortization	103.0	71.8	7.4	(21)	(14.3	)(24)	(26.5	)(25)	141.4
Amortization of goodwill	—	25.8	(21.0	)(22)	—		—		4.8
Other income, net	(19.8)	(4.8)	—		—		—		(24.6)

	2,723.8	656.8	(13.6)		(6.9)		(26.5)		3,333.6

Operating income	302.3	42.1	13.6		6.9		26.5		391.4
Income (loss) from equity investees	5.3	(2.0)	—		—		(5.9	)(26)	(2.6)
Loss on extinguishments of debt	(3.0)	—	—		—		—		(3.0)
Interest (expense) income	(109.2)	(37.9)	—		(6.9	)(24)	0.5	(27)	(153.5)
Minority interests	(34.6)	4.2	—		—		(3.2	)(28)	(33.6)

Income before income taxes and subsidiary preferred stock dividends	160.8	6.4	13.6		—		17.9		198.7
Income tax (expense) benefit	(60.7)	(11.1)	2.6	(23)	—		(8.9	)(29)	(78.1)
Dividends on UGI Utilities preferred shares subject to mandatory redemption	(1.2)	—	—		—		—		(1.2)

Net income (loss)	$98.9	$(4.7)	$16.2		$—		$9.0		$119.4

Earnings per share:
Basic	$2.34								$2.40

Diluted	$2.29								$2.35

Average common shares outstanding (millions):
Basic	42.220						7.500	(30)	49.720

Diluted	43.236						7.500	(30)	50.736

See accompanying notes to unaudited pro forma condensed combined financial statements.

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS

(Millions of dollars)

1.	UGI and its wholly owned subsidiary UGI France, Inc. have executed a share purchase agreement and a joinder agreement to effect the acquisition of the outstanding shares of AGZ that UGI France, Inc. does not already own in a cash purchase transaction pursuant to the terms of said share purchase agreements. The purchase price for the outstanding shares owned by other parties is approximately €258.5 million based upon estimates of working capital and pre- and post-closing adjustments. Based upon the currency exchange rate of $1.26 per euro at December 31, 2003, the purchase price would have translated to approximately $325.7 million in cash.

The preliminary allocation of the purchase price (including estimated transaction fees and expenses) to the assets acquired and liabilities assumed, representing a revaluation of the portion not already owned by UGI, in the Unaudited Pro Forma Condensed Combined Balance Sheet at December 31, 2003, is as follows:

	Book Value of Assets Acquired (Liabilities Assumed)*	Preliminary Purchase Price Allocation	Preliminary Fair Value
Cash and cash equivalents	$11.1	$—	$11.1
Short-term investments	41.7	—	41.7
Accounts receivable	130.9	—	130.9
Inventories	20.0	—	20.0
Prepaid and other current assets	25.8	—	25.8
Property, plant and equipment	186.0	317.4	503.4
Goodwill	358.3	76.0	434.3
Intangible assets	75.5	19.0	94.5
Other assets	43.2	—	43.2
Accounts payable	(126.8)	—	(126.8)
Deferred income taxes	(15.5)	—	(15.5)
Other current liabilities	(7.7)	—	(7.7)
Long-term debt	(392.2)	(23.4)	(415.6)
Deferred income taxes	(26.6)	(111.1)	(137.7)
Noncurrent liabilities	(257.1)	—	(257.1)
Minority interest	(12.2)	—	(12.2)

	$54.4	$277.9	$332.3

* Represents 80.5% of the book value of AGZ as of December 31, 2003

The Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of the operating results or financial position that would have occurred had the acquisition been completed as of the dates indicated, nor are they necessarily indicative of future operating results or financial position. The purchase accounting adjustments made in connection with the Unaudited Pro Forma Condensed Combined Financial Statements are based on a preliminary valuation that has been made solely for purposes of developing the pro forma financial information and is based upon currently available information. Such valuation is subject to final adjustments. Accordingly, the actual adjustments to be recorded in connection with the final purchase price allocation may differ from the pro forma adjustments reflected in the Unaudited Pro Forma Condensed Combined Financial Statements, and any such differences may be material.

2.

These columns represent UGI’s historical consolidated financial statements. The unaudited consolidated financial statements as of and for the three months ended December 31, 2003 are derived from the unaudited

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(Millions of dollars)

consolidated financial statements included in the Form 10-Q filed by UGI on February 13, 2004 with the SEC. The audited consolidated statement of income for the year ended September 30, 2003 is derived from audited consolidated financial statements included in the Form 8-K filed by UGI on March 11, 2004 with the SEC.

3.	These columns represent AGZ’s historical unaudited consolidated financial statements. The consolidated balance sheet as of December 31, 2003 was derived from unaudited consolidated financial statements. The balance sheet, reported in euros, was translated to U.S. dollars at the exchange rate of $1.26 per euro at December 31, 2003. The unaudited consolidated statement of income of AGZ for the three months ended December 31, 2003 was derived from unaudited consolidated financial statements. The statement of income, reported in euros, was translated to U.S. dollars using the average exchange rate of $1.19 per euro. The unaudited consolidated statement of income of AGZ for the twelve months ended September 30, 2003 was derived by excluding the unaudited statement of income for the six months ended September 30, 2002 from the audited consolidated statement of income for the year ended March 31, 2003 and including the unaudited statement of income for the six months ended September 30, 2003. The statements of income, reported in euros, were translated to U.S. dollars using the average exchange rate of $1.08 per euro.

4.	These columns reflect the adjustments and reclassifications necessary to convert AGZ’s historical consolidated financial statements from French GAAP to U.S. GAAP for presentation in the Unaudited Pro Forma Condensed Combined Financial Statements.

5.	These columns reflect (1) the purchase price allocation to the portion of AGZ’s identifiable assets acquired and liabilities assumed representing the portion not already owned by UGI, (2) the issuance of UGI Common Stock, the proceeds of which, together with available cash on hand, will be used by UGI to acquire the outstanding shares of AGZ not already owned by UGI, (3) the payment of the cash purchase price, and (4) the pro forma income statement effects resulting from the purchase accounting adjustments.

6.	These adjustments (1) eliminate goodwill amortization to reflect the application of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective April 1, 2002 and (2) adjust goodwill for amounts which would have been allocated to customer lists, trademarks and deferred income taxes under U.S. GAAP as a result of AGZ’s acquisition of Antargaz on March 27, 2001.

7.	These adjustments (1) record amortization of AGZ’s customer list, which is not amortized under French GAAP (customer list amortization is calculated using an estimated useful life of eleven years) and (2) increase the value of customer lists and trademarks to what would have been recorded under U.S. GAAP as a result of AGZ’s acquisition of Antargaz on March 27, 2001.

8.	Reflects the reclassification of accrued interest on AGZ’s high yield bonds included in long-term debt under French GAAP.

9.	Reclassification of the current portion of prepaid cylinder and tank rental fees to other current liabilities.

10.	This adjustment records the deferred tax liability associated with the customer lists that would have been recorded under U.S. GAAP as a result of AGZ’s acquisition of Antargaz on March 27, 2001.

11.	Reflects the net impact of the adjustments to eliminate goodwill amortization and record customer list amortization on AGZ’s retained earnings.

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(Millions of dollars)

12.	Reflects pro forma adjustments to cash and cash equivalents as follows:

Net cash proceeds from issuance of UGI Common Stock	$243.6
Cash payments pursuant to the share purchase agreement	(325.7)
Estimated transaction fees and expenses	(6.6)

$(88.7)

13.	Reflects pro forma adjustment to record at fair value the portion of property, plant and equipment not already owned.

14.	Reflects pro forma adjustment to record goodwill representing the excess of the purchase price over the fair value of the net assets acquired and to record goodwill on the initial investment in AGZ as follows:

Goodwill relating to the purchase of 80.5% interest in AGZ not already owned by UGI	$76.0
Goodwill relating to 19.5% investment in AGZ	16.8

$92.8

15.	Reflects pro forma adjustment to record at fair value the intangible customer list acquired.

16.	Reflects pro forma adjustment to eliminate UGI’s carrying value of its approximate 19.5% ownership interest in AGZ which is accounted for under the equity method prior to the acquisition of the outstanding shares of AGZ that it did not already own.

17.	Reflects pro forma adjustment to adjust fixed rate, long-term debt to fair value.

18.	Reflects pro forma adjustment to record deferred income taxes on the increase in fair value of property, plant and equipment not already owned by UGI.

19.	Reflects pro forma issuance of UGI Common Stock to fund a portion of the purchase price and to eliminate the historical equity of AGZ as follows:

Issuance of UGI Common Stock to fund a portion of the purchase price	$243.6
Eliminate AGZ common stock	(44.2)

$199.4

20.	Reflects pro forma adjustment to eliminate historical retained earnings of AGZ, net of French GAAP to U.S. GAAP adjustments.

21.	Reflects pro forma adjustment to record amortization of AGZ’s customer list, which is not amortized under French GAAP. Customer list amortization is calculated using an estimated useful life of eleven years.

22.	Reflects pro forma adjustment to eliminate goodwill amortization to reflect the application of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

23.	Reflects pro forma adjustment to record income tax benefit on customer list amortization.

UGI CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL STATEMENTS—(Continued)

(Millions of dollars)

24.	Reclassification adjustment of certain expenses to conform AGZ’s presentation to U.S. GAAP. Under French GAAP, certain expenses included in depreciation and amortization are considered operating and administrative expenses under U.S. GAAP.

25.	Reflects pro forma adjustment to record depreciation on the fair value of the property, plant and equipment acquired and to record depreciation and amortization on fixed assets and intangible assets using useful lives which are consistent with UGI’s policies, and are generally longer than useful lives utilized by AGZ, as follows:

Three Months Ended December 31, 2003:

Depreciation expense	$8.1
Amortization of customer list	2.0
Amortization of other intangible assets	0.4
Eliminate historical depreciation and amortization, net of reclassifications and U.S. GAAP adjustment	(17.3)

$(6.8)

Year Ended September 30, 2003:

Depreciation expense	$29.6
Amortization of customer list	7.4
Amortization of other intangible assets	1.4
Eliminate historical depreciation and amortization, net of reclassifications and U.S. GAAP adjustment	(64.9)

$(26.5)

26.	Reflects pro forma adjustment to eliminate UGI’s 19.5% equity income from AGZ.

27.	Reflects pro forma adjustment to reflect interest expense on the fair value of debt assumed.

28.	Reflects pro forma adjustment to allocate a portion of depreciation on property, plant and equipment relating to a consolidated subsidiary of AGZ, which is not 100% owned.

29.	Reflects pro forma income tax expense on pro forma adjustments at AGZ’s incremental income tax rate of 35%.

30.	Reflects pro forma issuance of UGI Common Stock in conjunction with the acquisition.

PricewaterhouseCoopers Audit Tour AIG 34, place des Corolles 92908 Paris la Défense Cedex	Barbier Frinault & Autres Ernst & Young 41, rue Ybry 92576 Neuilly-sur-Seine Cedex

To the Board of Directors and Shareholders of AGZ Holding SA

43, avenue de l’Opéra

75 002 Paris

Report of Independent Auditors

We have audited the accompanying consolidated balance sheet of AGZ Holding SA and its subsidiaries as of March 31, 2003 and the related consolidated statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AGZ Holding SA as of March 31, 2003, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in France.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

Paris and Neuilly sur Seine, June 21, 2003

PricewaterhouseCoopers Audit	Barbier Frinault & Autres Ernst & Young
Jean-Pierre Caroff	Philippe Diu

AGZ HOLDING

CONSOLIDATED BALANCE SHEET

(€ thousands)

	Note	March 31, 2003
ASSETS
Non-current assets
Goodwill	4	351,097

Intangible assets
Franchises, patents and other similar rights		15
Other intangible assets		49,246

	5	49,261

Tangible assets
Land		5,798
Buildings		10,390
Machinery and equipment		180,630
Vehicles		4,176
Furniture and computers		1,182
Other tangible assets		575
Construction in progress		3,118
Advances and payments on account		1,216

	6	207,085
Investments	7	53,087
Investments accounted for under the equity method	8	6,144

Total non current assets		666,674

Current assets
Inventories	9	16,556
Trade notes and accounts receivable	10	155,195
Other receivables	12	25,776
Marketable securities		44,856
Cash		20,288

Total current assets		262,671

TOTAL ASSETS		929,345

The accompanying notes are an integral part of the consolidated financial statements.

AGZ HOLDING

CONSOLIDATED BALANCE SHEET

(€ thousands)

	Note	March 31, 2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Capital		60,127
Additional paid-in capital		187
Consolidated reserves		14,445
Net loss for the year		(789)

Total shareholders’ equity	13	73,970
Minority interests	14	15,197
Contingency and loss provisions	16	37,474

Liabilities
Borrowings and other liabilities	17	441,382
Trade notes and accounts payable		106,128
Deferred income taxes	11	20,186
Other liabilities	18	235,008

Total liabilities		802,704

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		929,345

The accompanying notes are an integral part of the consolidated financial statements.

AGZ HOLDING

CONSOLIDATED STATEMENT OF OPERATIONS

(€ thousands)

	Note	Year Ended March 31, 2003
Net sales	20	679,161
Other income		3,968

Revenues		683,129
Purchases of materials		(333,038)
Payroll costs		(67,771)
Other operating expense	21	(146,759)
Taxes other than on income		(9,640)
Depreciation, amortization and provisions	22	(67,076)

Operating expenses		(624,284)

Operating income		58,845

Financial expense, net	23	(32,157)

Income from ordinary activities		26,688

Exceptional items, net	24	8,029
Income tax	11	(12,977)

Net income from consolidated companies		21,740

Equity in loss of associated companies		(1,923)
Goodwill amortization	4	(24,341)

Net loss before minority interests		(4,524)

Minority interests		3,735

Net loss		(789)

Basic loss per share	25	(€0.01)
Diluted loss per share		(€0.01)

The accompanying notes are an integral part of the consolidated financial statements.

AGZ HOLDING

CONSOLIDATED STATEMENT OF CASH FLOWS

(€ thousands)

Year Ended March 31, 2003
Net loss before minority interests	(4,524)

Adjustments to reconcile net loss to cash flow:
Amortization, depreciation and provisions	79,778
Changes in deferred taxes	(4,112)
Equity in earnings of associated companies	1,923
Gains and losses from disposals, net of tax	1,074
Other (expenses relating to high yield bonds issuance included in net loss)	4,533

Cash flow from operating activities before changes in working capital	78,672

Net changes in working capital:
Inventories	(179)
Accounts receivable	(12,121)
Accounts payable	14,921

Cash flow from operating activities	81,293

Additions to intangible assets	(1,116)
Additions to property, plant and equipment	(27,035)
Additions to investments	(683)
Proceeds from disposals of fixed assets	1,046
Net change in other investments	426

Net cash used in investing activities	(27,362)

Dividends paid to the consolidated subsidiaries’ minority shareholders	(233)
Increase in debt security deposit	(15,000)
High yield bonds issuance	165,000
Net change in other borrowings and liabilities	(220,438)
Other (expenses relating to high yield bonds issuance)	(11,287)

Net cash used in financing activities	(81,958)

Net change in cash and cash equivalents	(28,027)

Cash and cash equivalents at beginning of the period	90,229
Cash and cash equivalents at end of the period	62,202

The accompanying notes are an integral part of the consolidated financial statements.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All figures are expressed in € thousands unless otherwise stated)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Overview

a)  Accounting standards

The consolidated financial statements of AGZ Holding and its subsidiaries (the “Company”) have been prepared in accordance with French generally accepted accounting principles, and specifically standard 99-02 issued by the Comité de Réglementation Comptable (“CRC 99-02”).

b)  Fiscal year end

All of the Company’s consolidated subsidiaries have a March 31 year-end, except Norgal and Geovexin, which have a December 31 year-end. Norgal and Geovexin have been consolidated on the basis of non-audited financial statements (most recent audited financial statements are as of December 31).

Accounting principles

a)  Consolidation methods

The consolidated financial statements include the financial statements of material subsidiaries in which AGZ Holding owns directly or indirectly more than 20% of voting rights.

Companies, in which AGZ Holding owns more than 50% of the voting rights, directly or indirectly, are fully consolidated. Companies over which AGZ Holding exercises significant influence, but in which it holds less than 50% of the voting rights, directly or indirectly, are accounted for under the equity method.

b)  Goodwill

Goodwill represents the excess of the purchase price of shares in consolidated companies over the fair value of the net assets acquired at the date of acquisition. The excess is allocated to the purchased assets and liabilities for which a fair value can be determined and the remaining is recorded as goodwill. Goodwill is amortized using the straight-line method over the estimated economic life of the asset, which does not exceed 20 years. The net value is reviewed on a regular basis and is adjusted when any triggering event indicates that the value of the asset might have been impaired.

c)  Intangible assets

Intangible assets are stated at cost. The intangible assets relating to Antargaz’s propane small bulk activity was determined based on the cost the company is willing to undertake for each new customer. The net value is reviewed on a regular basis for impairment.

Only computer software is amortized using the straight-line method. The estimated useful life ranges from 1 to 3 years.

d)  Property, plant and equipment

Property, plant and equipment are stated at acquisition or production cost or, if applicable, at fair value at the date of a business combination. Interest expense related to the production of assets is not capitalized. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets as follows:

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

Years
Buildings	20 to 25
Fixtures and fittings	10
Technical equipment	10
Distribution equipment and other	5 to 10
Computer equipment	3

In addition, fixed assets which are held under capital leases are capitalized. Subsidiaries individual accounts have been adjusted to eliminate the rental expense and to recognize the interest expense, the depreciation expense and the repayment of the lease obligation. Depreciation of capital leased assets is calculated over the estimated useful lives of the respective assets as indicated above.

e)  Other investments

Other investments primarily include non-consolidated equity interests and deposits.

Equity interests are stated at the lower of fair value or acquisition cost (purchase price excluding transaction costs). A provision is recorded when the value to the Company is lower than the carrying value. The value to the Company of investments in subsidiaries or affiliates is determined based on, notably, the Company’s equity in the underlying net assets and on the entity’s profitability prospects.

Deposits are stated at their nominal value.

f)  Inventories

Inventories are valued according to the weighted average cost method. Cost includes incidental expenses.

g)  Receivables and payables

Receivables are stated at cost. At year-end, receivables are reviewed and an allowance for bad debt is recorded based on the aging of the accounts receivable and/or the liquidity of the related customer. Receivables and payables denominated in a foreign currency are recorded based on the exchange rate in effect at year-end.

h)  Marketable securities

Marketable securities are stated at acquisition cost and are valued based on the first-in first-out method (FIFO). A provision is recorded when the market value of the securities or, if not applicable, their estimated net realizable value, is lower than their acquisition cost.

i)  Investment grants

Investment grants are recorded under deferred income.

j) Contingency and loss provisions

Since April 1, 2002, contingencies and loss provisions are recorded in conformity with the standard CRC 2000-06, which was issued by the Comité de Réglementation Comptable. Consequently, an amount of €3,196 has been reversed directly against shareholders’ equity.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

k)  Foreign currency transactions

Unrealized gains or losses resulting from the translation to euro currency are directly recorded in earnings.

l)  Deferred income taxes

Deferred income taxes are recognized by the liability method for timing differences between the recognition of certain items of income and expenses for financial reporting and tax purposes, as well as for consolidation adjustments (mainly purchase accounting adjustments, and the elimination of non-deductible provisions). Deferred tax assets are recognized for tax loss carry forwards and temporary differences, to the extent that they are offset by deferred liabilities. Net deferred tax assets are recognized only when it is more likely than not that such asset will be realized.

m)  Retirement obligations and other employee benefit commitments

Retirement obligations, additional pension, contributions and other post-retirement benefits are recorded as a provision based on an actuarial valuation. A detailed actuarial valuation of these obligations is carried out, based on the Projected Unit Credit Method. The actuarial assumptions used are as follows:

•	All commitments except CREA:

—	Discount rate (early retirement plans and other): 4.5%—5.7%.
—	Estimated annual salary increase: 3.2%.
—	Retirement age:

•	Non-managerial employee: 60 for employees born before January 1, 1950, and 62 for employees born afterwards.

•	Managers: 62 for employees born before January 1, 1950, and 64 for employees born afterwards.

—	Social security contributions: 45%.
—	Turnover:

•	2.5% (managers) and 1% (supervisory staff) for employees under 40 years old.

•	1% (managers) for employees under 50 years old.

—	Mortality rate: TPG 93 and INSEE 1998 tables.

•	CREA commitments:

—	Discount rate (early retirement plans and other): 5.3%.
—	Estimated annual salary increase: 2.3%.
—	Retirement age:

•	Non-managerial employees: 60 for employees born before January 1, 1950, and 62 for employees born afterwards.

•	Managers: 62 for employees born before January 1, 1950, and 64 for employees born afterwards.

—	Social security contributions: 45%.
—	Employees still married when retiring: 80%.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

—	Gap between the age of employees and the age of their husband or wife: 3 years.
—	Reversion rate: 60%.
—	Turnover:

•	Managers: 0% at any age.

•	Non-managerial employees: 8% if under 24, this rate being decreased of 2% every 5 years afterwards.

—	Mortality rate: TPG 93 and INSEE 1998 tables.

The provision for retirement obligations and employee benefit commitments is valued in note 16.

n)  Evaluation criteria for determining exceptional transactions

Exceptional items include income and expense from exceptional transactions arising either from revenue or capital transactions.

NOTE 2—CHANGE IN THE SCOPE OF CONSOLIDATION

On June 14, 2002, the Company created a wholly owned subsidiary, AGZ Finance, with the exception of one share, which is held by Antargaz. Accordingly, AGZ Finance is included in the scope of consolidation as of that date.

The voting rights in Sigap Ouest have been reduced at year-end, decreasing from 66.67% to 66.00%, which reduced the consolidated reserves by €3.

NOTE 3—SUBSEQUENT EVENTS

Subsequent to the closing of accounts for the fiscal year 2003, a €25 million capital reduction of AGZ Holding was performed on June 20, 2003, as previously authorized by the Trust Deed, the Senior Credit Agreement and the Intercreditor Agreement.

Furthermore, AGZ Holding has undertaken to refinance its senior debt and revolving facility (undrawn amount of €46 million) by a new secured syndication of €220 million and a revolving facility of €50 million, with the target of reducing financing cost for the Company.

In connection with this transaction, the interest rate swaps set up pursuant to the 2001 LBO (maturing March 31, 2001) were terminated, resulting in a €5.4 million charge. We entered, concurrently, in a new swap (75% of the new facility and maturing in March 2005) to benefit from the current low level of interest rates (2.31% instead of 4.41% previously).

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 4—GOODWILL

In accordance with the applicable regulations, goodwill was adjusted during the period. The adjustments were as follows:

Investor	Investee	Gross value as at March 31, 2002	Adjustments	Gross value as at March 31, 2003
AGZ Holding	Antargaz	389,316	(719)	388,597
Antargaz	Sobegal	1,510		1,510
Antargaz	Geovexin	5,128		5,128

Total		395,954	(719)	395,235

Investor	Investee	Depreciation as at March 31, 2002	Amortization	Depreciation as at March 31, 2003
AGZ Holding	Antargaz	(19,466)	(19,393)	(38,859)
Antargaz	Sobegal	(75)	(76)	(151)
Antargaz	Geovexin	(257)	(4,871)	(5,128)

Total		(19,798)	(24,340)	(44,138)

Investor	Investee	Net value as at March 31, 2002	Adjustments	Net value as at March 31, 2003
AGZ Holding	Antargaz	369,850	(20,112)	349,738
Antargaz	Sobegal	1,435	(76)	1,359
Antargaz	Geovexin	4,871	(4,871)

Total		376,156	(25,059)	351,097

The above gross value adjustments detail as follows:

•	A reduction of the acquisition price of Antargaz shares resulting from a contractual guarantee	(221)
•	A reduction of the expenses relating to the acquisition of Antargaz shares resulting from a tax regularization	(498)

The goodwill relating to Antargaz and Sobégal is amortized over 20 years, beginning April 1, 2002. Amortization expense for the period amounted to €19,393 and €76, respectively.

To align the book value of Géovexin in the consolidated statements on its fair value, the related goodwill has been depreciated at year-end. The amortization expense for the period amounted to €4,871.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 5—INTANGIBLE ASSETS

	Franchises, patents	Customer base and other	Other intangible assets	Total
Cost at March 31, 2002	655	48,116	21,387	70,158
Accumulated depreciation at March 31, 2002	(508)	(8)	(15,381)	(15,897)

Net book value at March 31, 2002	147	48,108	6,006	54,261

Additions	17		1,097	1,114
Reclassifications			46	46
Depreciation	(149)		(6,011)	(6,160)
Cost at March 31, 2003	462	48,116	22,494	71,072
Accumulated depreciation at March 31, 2003	(447)	(8)	(21,356)	(21,811)

Net book value at March 31, 2003	15	48,108	1,138	49,261

Additions mainly correspond to purchases of software equipment.

NOTE 6—TANGIBLE ASSETS

	Land	Buildings	Machinery and equipment	Vehicles	Furniture, computers	Other tangible assets	Total
Cost at March 31, 2002	6,427	24,853	576,246	6,036	6,205	6,129	627,896
Accumulated depreciation at March 31, 2002	(578)	(15,943)	(372,639)	(3,749)	(4,855)	(1,973)	(399,737)

Net book value at March 31, 2002	5,849	10,910	203,607	2,287	1,350	4,156	228,159

Additions	31	1,274	15,411	3,652	421	9,867	30,656
Disposals		(562)	(833)	(309)	(184)	(12)	(1,900)
Reclassifications		344	8,469	84	66	(9,009)	(46)
Depreciation	(82)	(1,576)	(46,024)	(1,538)	(470)	(94)	(49,784)
Cost at March 31, 2003	6,458	27,305	588,217	8,604	3,847	6,898	641,329
Accumulated depreciation at March 31, 2003	(660)	(16,915)	(407,587)	(4,428)	(2,664)	(1,990)	(434,244)

Net book value at March 31, 2003	5,798	10,390	180,630	4,176	1,183	4,908	207,085

Additions primarily correspond to technical equipment (€15,411) and construction in progress (€9,867). Additions of vehicles (€3,652) correspond to the assets under lease contracts recognized in the financial statements during the fiscal year. The reclassifications relate to the assets put into service during the period.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 7—INVESTMENTS

Investments include shares in non-consolidated companies in an amount of €36,671 and other non-current assets amounting to €16,416. Therefore, total investments amount to €53,087.

Shares in non-consolidated companies are as follows:

Company	Percent Interest	Cost	Allowances	Net Book Value at March, 31 2003
Cobogal	15.00%	1,525		1,525
Floregaz	80.00%	61		61
Géogaz	16.67%	35,063		35,063
Elf Gas Shandong(1)	100.00%	972	(972)
Elf Gas Peru(1)	82.71%	3,884	(3,884)
Siraga Industrie(1)	10.00%	47	(47)
Aqualoire(1)	5.00%	23	(23)
Sapomer(1)	5.84%	11	(11)
Elf Gas Chile(1)	100.00%	10	(10)
Engas	28.00%	22		22

Total		41,618	(4,947)	36,671

Hereunder, the companies with no gross book value
Bus Paris	50.00%
GPL Bus	25.00%
Opération Reflex GPL	5.00%
Donges	50.00%
Queven	50.00%
Groupement Lechnique Citerne	20.00%

(1)	Companies in liquidation

The companies that are more than 20%-owned included in the above table have not been consolidated because they are not material in relation to the Company as a whole.

Changes during fiscal year were as follows:

	Equity Interest	Receivables from controlled entities	Loans	Other investments
Beginning balance	36,671	15	1,289	177
Additions			159	15,057
Disposals			(278)	(3)
Provisions

Closing balance	36,671	15	1,170	15,231

The Company is required to maintain a deposit as a pledge of collateral for the benefit of the Company’s creditors under the senior credit agreement, as amended in July 2002. The deposit amount is interest bearing and is not available to the Company until its obligations to the creditors under the senior credit agreement have been satisfied. Accordingly, this deposit, which totaled €15,000 at March 31, 2003, is classified as an investment in the consolidated balance sheet.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

Loans and other investments are as follows:

	March 31, 2003	Due in less than 1 year	Due between 2 and 5 years	Due in more than 5 years
Loans	1,170	12	1,077	80
Other investments	15,231	130	45	15,056

NOTE 8—INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

Investments accounted for under the equity method correspond solely to shares held in Géovexin. During the fiscal year, the value of the investments was modified by the following changes:

•	Gross amount at March 31, 2002	8,067
•	Net income	(1,923)

	Gross amount at March 31, 2003	6,143

Net income as above-mentioned does not include the amortization of goodwill relating to Géovexin (€4,871). The contribution of Géovexin to the consolidated account is as follows:

•	Equity in consolidated net loss of Géovexin for the year	(1,923)
•	Amortization of goodwill	(4,871)

	Contribution to the consolidated equity at March 31, 2003	(6,794)

NOTE 9—INVENTORIES

Inventories are valued using the weighted average cost method. Cost includes incidental expenses. The components of inventory were as follows:

March 31, 2003
Raw materials and supplies	2,552
Provision on raw materials and supplies	(48)
Work-in-process	17
Provision on work-in-process	—
Goods held for resale	14,047
Provision on goods held for resale	(12)

Total	16,556

NOTE 10—TRADE NOTES AND ACCOUNTS RECEIVABLE

This item consists of the following:

March 31, 2003
Trade notes and accounts receivable	159,063
Allowance for bad debt	(3,868)

Total	155,195

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

The provision for bad debt has been modified as follows:

March 31, 2003
Beginning balance	3,494
Increase	1,701
Decrease	(1,327)

Total	3,868

NOTE 11—DEFERRED INCOME TAXES

March 31, 2003
Current income tax	(17,088)
Deferred income taxes	4,111

Income tax (expense)	(12,977)

a)  Effective tax rate

The difference between the effective tax rate and the statutory tax rate applicable in France can be analyzed as follows:

	March 31, 2003
Statutory tax rate in France	35.43%
Goodwill amortization	102.02%
Other	16.07%

Effective tax rate	153.52	%(1)

(1)	The level of effective tax rate results from the structure of income statement, and in particular goodwill amortization effect on net loss for the period without tax credit in counterpart.

b)  Basis of income tax

March 31, 2003
Untaxed provisions	(17,595)
Fair value adjustments to technical equipment	(13,966)
Transaction costs of acquisition of Antargaz shares	1,090
Provision for retirement costs	3,203
Inter-company margins on inventories	1,035
Timing differences	7,977
Other adjustments	229

Net deferred taxes	(20,186)

Of which:
Deferred tax liabilities	(20,186)
Deferred tax assets	—

Deferred tax liabilities and deferred tax assets have been compensated when relating to the same tax entity.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

c)  Tax consolidation

AGZ Holding is the parent of the tax consolidation group, which includes the following companies:

•	Antargaz

•	Aquitaine Pyrénées Gaz

•	Gaz Est Distribution

•	Nord GPL

•	Rhône Méditerranée Gaz

•	Wogégal

Following an agreement signed on March 27, 2001 with its subsidiaries, AGZ Holding benefits from the tax savings or bears the corporate income tax resulting from the application of the tax consolidated regime. The subsidiaries are liable to AGZ Holding for the income tax (including additional taxation) that they would have paid if they had not been part of the tax consolidation group.

d)  Tax proof

March 31, 2003
Net income before minority interest	(4,524)
Income tax	12,977
Income before tax	8,453
Goodwill amortization	24,341
Other permanent differences	2,881
Taxable income	35,675
Income tax at the rate of 35.43%	12,640
Other	337

Income tax	12,977

Of which:
Current income tax	17,088
Deferred income taxes	(4,111)

NOTE 12—OTHER RECEIVABLES

March 31, 2003
Advances and payment on account	647
Prepaid and recoverable taxes	11,194
Other operating receivables	439
Other non-operating receivables	1,330
Provisions on other receivables	(1,269)
Deferred charges	10,725
Prepaid expenses	2,710

Net amount	25,776

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

Deferred charges include at year end:

•	Debt issuance cost of €4,491, amortized over the life of the related debt by the yield-to-maturity method, and

•	Cost related to debt restructuring achieved in July of 2002 for €6,234, amortized on a straight-line basis over the life of high yield bonds.

NOTE 13—SHAREHOLDERS’ EQUITY

In conjunction with the redemption of the redeemable bonds that occurred in July 2002, for which, part of the redemption was made in exchange for shares of AGZ Holding, the capital stock of AGZ Holding increased from €50,106 to €60,127. The Company currently has 60,126,800 shares of capital stock outstanding as of March 31, 2003.

The Company issued 1,333,928 new shares, each of them carrying 19 equity warrants, or 25,344,632 warrants in the aggregate. The issuance led to the recognition of an additional paid-in capital of €187. The conversion ratio is fixed at 13 warrants for one new share. The exercise of these warrants is conditional upon the realization of a minimum internal rate of return of 20%.

Changes in shareholders’ equity are presented below:

	Capital	Additional paid-in capital	Consolidated reserves	Net income/(loss) of the year	Total Shareholders’ equity
Balance as at March 31, 2002	50,106	187	(729)	12,018	61,582
Change in capital	10,021				10,021
Net income for the prior year			12,018	(12,018)
Net loss of the year				(789)	(789)
Dividends
Change in scope of consolidation			(3)		(3)
Other changes			3,159		3,159

Balance as at March 31, 2003	60,127	187	14,445	(789)	73,970

Other changes correspond to:

•	Reversal of contingency and loss provisions directly recorded in consolidated reserves in a net amount of €3,195, according to CRC 2000-06 issued by the Comité de Réglementation Comptable (see note 16), and

•	Adjustments of €(36) related to goods under lease contracts for prior periods.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 14—MINORITY INTERESTS

The change in minority interests during the fiscal year is as follows:

Total minority interest
Minority interests as at March 31, 2002	19,164
Net loss	(3,736)
Dividends	(234)
Other changes	3

Minority interests as at March 31, 2003	15,197

NOTE 15—BONDS REDEEMABLE IN SHARES

In July of 2002, the redeemable bonds were reimbursed through a €90,188 cash payment, plus interest in an amount of €8,113. The remaining portion of the reimbursement was affected by the redemption of €10,021 in bonds by issuance of additional share capital.

NOTE 16—CONTINGENCY AND LOSS PROVISIONS

	March 31, 2002	Allowances	Uses		Reversals		Reclassification	Others		March 31, 2003
Contingency provisions	17,982	6,493	(10)		(333)					24,132	(1)
Loss provisions	12,324	27	(9,327	)(3)	(1,259	)(3)	2,158	(1,936	)(2)	1,987
Provisions for retirement	11,136	953			(87)		(2,158)			9,844	(4)
Provisions for other risks	4,539	111	(686)		(306)			(3,013	)(2)	645
Other provisions	1,294		(428)							866

Total	47,275	7,584	(10,451)		(1,985)		0	(4,949)		37,474

(1)	accrual mainly to cover a risk related to business tax for €23,680.
(2)	reversal recorded directly in consolidated reserves according to CRC 2000-06 issued by the Comité de Réglementation Comptable, corresponding to regulatory compliance (€3,013) and to the costs resulting from the change of trademark (€1,936).
(3)	of which €9,986 relating to reorganization plans.
(4)	of which €976 recorded in the individual statements of Antargaz and €8,868 resulting from the preparation of consolidated financial statements.

NOTE 17—BORROWINGS AND OTHER LIABILITIES

This item includes:

•	Bank borrowings. Debt issuance costs are amortized over the life of the debt.

•	Obligations under finance leases. The amount of the obligation corresponds to the value of the capitalized assets at the inception of the lease. It is written off on the straight-line basis over the life of the lease. The interest component is determined on the basis of the discounted present value of the future minimum lease payments at the inception of the lease.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

	March 31, 2002	Changes		March 31, 2003	Due in less than 1 year	Due between 1 and 5 years	Due in more than 5 years
		Capital	Interests
Senior debt	346,503	(84,851)	(189)	261,463	15,361	82,102	164,000
Subordinated debt	40,045	(39,000)	(1,045)
Other bank borrowings	5,429	(918)	(246)	4,265	755	2,440	1,070
High yield bonds		165,000	3,437	168,437	3,437		165,000
Other borrowings	6,070	(6,238)	259	91	30	61
Lease contract	879	2,581		3,460	1,045	2,415

Total borrowings	398,926	36,574	2,216	437,716	20,628	87,018	330,070

Bank overdrafts	7,454	(4,909)	397	2,942	2,942
Other debts	959	(235)		724	200	472	52

Total overdrafts and other debts	8,413	(5,144)	397	3,666	3,142	472	52

Total	407,339	31,430	2,613	441,382	23,770	87,490	330,122

In July 2002, through AGZ Finance, the Company issued €165,000 in 10% Senior Notes due 2011 (the “High Yield Bonds”). The interest on the High Yield Bonds is payable semi-annually on January 15 and July 15 of each year commencing January 15, 2003. The Company may redeem the bonds in whole or in part by paying a customary premium to the bondholders, of which, the amount fluctuates based upon the characteristics of reimbursement.

In connection with the issuance of the High Yield Bonds, the remaining balance of the redeemable bonds, as discussed above in Note 9, was reimbursed and payments of €75,000 and €39,000 were made against the senior debt and subordinated debt respectively. As of March 31, 2003, all of the subordinated debt and redeemable bonds has been paid in full.

Payments towards the Senior Debt included an early reimbursement totaling €75,000 as discussed above, and a scheduled principal payment of €9,851.

The Senior Debt bears interest on a rate fluctuating between Euribor plus 2% and Euribor plus 3%.

The Euribor rate for the Senior Debt has been swapped against a fixed rate of 4.41%.

NOTE 18—OTHER LIABILITIES

March 31, 2003
Other operating liabilities(1)	169,152
Advances and payments on account	3,111
Accrued taxes and personnel costs	34,622
Other operating liabilities	5,090
Deferred income	9,537
Due to suppliers of property	10,099
Other non-operating liabilities	3,397

Total	235,008

(1)	This item relates to the deposits on cylinders and tanks provided to customers.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 19—RELATED PARTIES

Among all non-consolidated companies in which AGZ Holding has an equity interest, only Géogaz and Cobogal have significant transactions with the Company. These Géogaz and Cobogal provide the Company with storage services, for which the outstanding amounts as at March 31, 2003 are as follows:

	Géogaz	Cobogal
Trade notes and accounts payable	286	244

NOTE 20—SALES

The Company sales break down as follows:

March 31, 2003
Sales of products	640,899
Discounts	(2,092)
Sales of services	40,354

Net sales	679,161

Net sales of products represent substantially all of the Company’s activity relating to the trade on distribution of LPG. Sales of services principally represent revenues from storage, filling and loading services provided to third parties.

Except sales realized by AGZ Holding with other foreign LPG operators (€22,622), all sales are made in France.

NOTE 21—OTHER OPERATING EXPENSES

Other operating expenses detail as follows:

	March 31, 2003
Transport	(59,396)
Repairs and maintenance	(18,373)
General subcontracting	(15,502)
Rental charges	(9,369)
Fees	(6,576	)(l)
Bank charges	(5,105	)(2)
Advertising and public relations	(7,683)
Travel and entertainment	(5,415)
Temporary staff	(3,756)
Mail and telecommunication costs	(3,219)
Insurance premiums	(1,757)
Other	(10,608)

Other operating expenses	(146,759)

(1)	after deduction of the fees related to the debt restructuring achieved in July of 2002, integrally transferred to “Deferred charges” for €(3,042)
(2)	after deduction of part of the bank charges related to the debt restructuring achieved in July of 2002 transferred to “Deferred charges” for €(3,712). and including the redemption fees related to the initial debt €(4,533).

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 22—DEPRECIATION, AMORTIZATION AND PROVISIONS

Depreciation, amortization and provisions are as follows:

March 31, 2003
Amortization	(60,375)
Provisions	(6,701)

Amortization and provisions	(67,076)

NOTE 23—FINANCIAL INCOME AND EXPENSE

Financial income and expense break down as follows:

March 31, 2003
Financial income
Dividends received	559
Other equity interest income	7
Investment income	333
Net proceeds from sale of marketable securities	2,070
Other financial income	233
Reversals of provisions	86

Financial income (excluding exchange gains)	3,288

Financial expense
Interest expense on capitalized leases	(195)
Other interest expense	(34,421)
Other financial expense	(6)

Financial expense (excluding exchange losses)	(34,622)

Realized exchange gains	2,165
Realized exchange losses	(2,988)

Income from exchange transactions	(823)

Financial (expense), net	(32,157)

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 24—EXCEPTIONAL ITEMS

Exceptional income and expense break down as follows:

March 31, 2003
Exceptional income
Exceptional income on revenue transactions	246
Exceptional income related to prior years	218
Proceeds from sale of assets	1,046
Investment grants	174
Other exceptional income	4
Reversals of provisions	11,954

Exceptional income	13,642

Exceptional expense
Exceptional expense on revenue transactions	(713)
Exceptional expense related to prior years	(250)
Net book value of assets sold	(1,899)
Exceptional provisions	(2,660)
Other exceptional expense	(91)

Exceptional expense	(5,613)

Exceptional income, net	8,029

NOTE 25—EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period.

The computation of diluted earnings per share includes the equivalent number of shares that have a dilutive effect, and excludes the equivalent number of shares that have an anti-dilutive effect. Net income is adjusted by the interest expense, net of tax, related to the convertible bonds. The dilutive effect of the warrants is calculated based on the treasury stock method.

Basic and diluted loss per share totaled (€0.01) per share.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 26—CONSOLIDATED COMPANIES

At March 31, 2003 :

Company	“SIRET” Registration number	Consolidation method	Percent of interest
AGZ HOLDING 43, avenue de 1’Opéra 75002 Paris	413 765 108 00027	Fully consolidated	100,00%

AGZ FINANCE 398, route d’Esch L-1471 Luxembourg		Fully consolidated	100,00%

ANTARGAZ SA 3, place de Saverne 92400 Courbevoie	572 126 043 00510	Fully consolidated	100,00%

GAZ EST DISTRIBUTION 109, boulevard d’Haussonville 54000 Nancy	421 283 615 00043	Fully consolidated	100,00%

NORD GPL Rue Gay Lussac 62200 Carvin	422 265 504 00023	Fully consolidated	100,00%

NORGAL GIE Route de la Chimie 76700 HARFLEUR	777 344 623 00023	Fully consolidated	52,67%

RHONE GAZ Rue du 8 Mai 1945 69320 Feyzin	969 507 235 0014	Fully consolidated	50,62%

RHONE MEDITERRANEE GAZ 6, rue Léon Blum 69320 Feyzin	382 151 272 00020	Fully consolidated	100,00%

SIGAP OUEST 274, rue Jean Jaurcs 79000 Niort	026 180 216 00017	Fully consolidated	66,00%

SOBEGAL Rue Max Dormoy 64000 Pau	095 880 894 00076	Fully consolidated	72,00%

WOGEGAL 19, rue Hippolyte Monteil 37700 Saint Pierre des Corps	310 095 658 00079	Fully consolidated	100,00%

AQUITAINE PYRENEES GAZ 9, rue Aristide Briand 82000 Evreux	410 968 770 00033	Fully consolidated	100,00%

GEOVEXIN 5&7, rue Eugéne et Armand Peugeot 92500 Rueil Malmaison	304 350 887 00036	Accounted for under the equity method	44,90%

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 27—EMPLOYEES

March 31, 2003
Managers	175
Supervisory staff	430
Employees	447
Workers	214
Personnel on secondment	102
Total employees	1,368

NOTE 28—MANAGEMENT COMPENSATION

The total compensation (direct or indirect) paid to the members of the administration, management and supervisory boards in relation to their functions amount to €531,506.

NOTE 29—COMMITMENTS

a)  Commitments and guarantees given

Commitments and guarantees given break down as follows:

•	Real estate collateral for €0.3 million.

•	Customs guarantees (permit of removal or “credit enlèvement” and other) for €18.0 million.

•	Within the Senior Credit Agreement that was last modified on July 22, 2002 and signed with, among other banks, Deutsche Bank AG London and Barclays Capital, for an €396 million, commitment by AGZ Holding to secure the Senior Credit Agreement are as follows:

1.	a pledge of financial instruments accounts relating to the shares held by AGZ Holding in Antargaz;

2.	a first ranking pledge of AGZ Holding’s business granted to Deutsche Bank AG London;

3.	an assignment to Deutsche Bank AG London of the amounts due to AGZ Holding as warranties included in the contract dated February 16, 2001 and named “Garantie de vendeur—Déclaration et garanties” of the benefit of the warranties given to AGZ Holding by the vendors under the acquisition documents;

4.	a general assignment of all receivables by way of security granted to Deutsche Bank AG London; and

5.	a pledge granted to Deutsche Bank AG London of a special cash collateral account for €15,000.

•	The Company entered into various interest rate swaps during the period. The swaps include a commitment to pay 4.41% on the following nominal amounts:

1.	€ 256.9 million (March 31, 2003);

2.	€ 245.7 million (April 1, 2003 through September 30, 2003); and

3.	€ 238.3 million (October 1, 2003 through March 31, 2004).

The counterparts to these swaps are: Deutsche Bank AG, Barclays and Credit Lyonnais.

•	In connection with the issuance of the High Yield Bonds made by AGZ Finance on July 23, 2002 for €165,000, and also in connection with the issuance of bonds made by AGZ Holding on July 22, 2002 for €165,000, AGZ Holding is guarantor for AGZ Finance’s commitments related to High Yield Bonds.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

b)  Commitments received

Commitments received break down as follows:

•	Customs guarantees given by Société Générale bank for € 1.5 million.

•	Interest rate swap: commitment received to recoup the interest based on the 6-month Euribor, between April 1, 2003 and March 31, 2004. The related amounts are to be determined in the same way as above. Counterparties to these swaps are: Deutsche Bank AG, Barclays and Crédit Lyonnais.

•	Guarantees and collateral received from customers in an amount of €0.6 million.

•	€9.2 million tax bond from Sofax Banque (TFE Group) relating to the business tax litigation. The tax authorities have recorded a preferential claim in respect of this litigation.

•	Real estate collateral for €0.3 million.

NOTE 30—SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA AND FRANCE

The consolidated financial statements of AGZ Holding have been prepared and presented in accordance with the accounting principles described in the notes to the financial statements, which comply with accounting principles generally accepted in France (“French GAAP”). French GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of U.S. GAAP would have affected the Company’s consolidated net income (loss) for the fiscal year ended March 31, 2003 and its consolidated shareholders’ equity as of March 31, 2003, as follows:

a)  Reconciliation of consolidated net (loss)/income from French GAAP to U.S. GAAP

Year Ended March 31, 2003
Consolidated net income (loss) as determined in accordance with French GAAP	(789)
U.S. GAAP reconciling adjustments :
Business combinations:
Amortization of goodwill	19,470
Amortization of other intangible assets	(6,818)
Marketable securities	(65)
Derivative instruments	(3,750)
Deferred tax effects of above adjustments	3,767

Total U.S. GAAP adjustments, net	12,604

Consolidated net income (loss) as determined in accordance with U.S. GAAP	11,815

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

b)  Reconciliation of consolidated shareholders’ equity from French GAAP to U.S. GAAP

March 31, 2003
Consolidated shareholders’ equity as determined in accordance with French GAAP	73,970
U.S. GAAP reconciling adjustments:
Business combinations:
Amortization of goodwill	20,391
Amortization of other intangible assets	(13,636)
Marketable securities	78
Derivative instruments	(4,800)
Deferred tax effects of above adjustments	6,504

Total U.S. GAAP adjustments, net	8,537

Consolidated shareholders’ equity as determined in accordance with U.S. GAAP	82,507

c)  Description of the differences between accounting principles applied to prepare the consolidated financial statements under French GAAP and under U.S. GAAP

Business combinations

Under French GAAP and U.S. GAAP, acquisitions are generally accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill. There are, however, certain differences that exist with respect to the application of the purchase method between French and U.S. GAAP that affect the allocation of purchase price, including the amounts assigned to identifiable intangible assets, deferred income taxes and goodwill.

Amortization of goodwill

Due to differences between U.S. GAAP and French GAAP relating to the application of the purchase method, the goodwill related to the acquisition of Antargaz by AGZ amounts to €370.9 million under U.S. GAAP compared to €388.6 million under French GAAP. Under French GAAP, the Company amortizes goodwill on a straight-line basis over its estimated useful life of twenty years. Under U.S. GAAP, prior to the application of SFAS No. 142 , effective April 1, 2002, the Company amortized the goodwill over its estimated useful live of 20 years. Since April 1, 2002, in compliance with SFAS No. 142, the Company does not amortize goodwill, but reviews it for impairment at least annually, or more frequently if impairment indicators arise. According to the results of impairment tests, based both upon the market multiples as an indicator of fair value and upon the discounted cash flow method, goodwill was not impaired at March 31, 2003.

Amortization of other intangible assets

Under U.S. GAAP, identifiable intangible assets, including customer lists and trademarks, are recognized. The customer lists are amortized over their estimated useful lives. Under French GAAP, trademarks have not been recognized and customer lists are not subject to amortization. Accordingly, the amortization adjustment for other intangible assets reflects the U.S. GAAP amortization of customer lists assuming an estimated useful life of 11 years.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

Deferred income taxes

Under French GAAP, deferred income taxes are not recognized on goodwill and certain other non-amortizable intangible assets, including customer relationships. Under U.S. GAAP, deferred taxes are recognized on all intangible assets except goodwill.

Derivative instruments

Under French GAAP, interest rate swap agreements, which are considered to hedge the underlying debt, are not recognized in the balance sheet. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt for qualifying hedges.

Under U.S. GAAP, subsequent to the adoption of SFAS No. 133, all derivative instruments are required to be recorded in the balance sheet at fair value. Changes in fair value are recorded currently in earnings unless the item is designated, qualifies and is effective as a hedge. Fair value is defined as the amount that would be paid or received to terminate the derivative instrument at the balance sheet date. According to U.S. GAAP, the interest rate swaps mentioned in note 29 are not considered to hedge the underlying senior debt. The fair value adjustment is recognized in U.S. GAAP and amounts, at March 31, 2003, to €(4,800) in shareholder’s equity and to €(3,750) in net income. The corresponding deferred income taxes are also recognized in U.S. GAAP shareholders’ equity and income statement.

Marketable securities

Under French GAAP, marketable securities are valued at their historical cost. Under U.S. GAAP, the Group’s marketable securities are considered as trading and, in accordance with SFAS No. 115, recognized at their fair value. The difference between the historical cost of marketable securities and their fair value at March 31, 2003, is recognized in U.S. GAAP net income and shareholders’ equity. The corresponding deferred income taxes are also recognised in the U.S. GAAP income statement.

Revenue

Under U.S. GAAP, in accordance with EITF 99-19, revenue relating to transactions for which the Company acts as an agent is recognized on a net basis, resulting in a reduction of revenue for €66.5 million for the year ended March 31, 2003 and a corresponding reduction of cost of sales for the same amount. This adjustment has no effect on consolidated net income or consolidated shareholders’ equity. Under French GAAP, such revenue is recognized on a gross basis.

Exceptional items

Certain amounts presented as exceptional income and expense (non-operating) in the consolidated statement of income under French GAAP do not qualify as non-operating items under U.S. GAAP.

Comprehensive income

Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In consolidated financial statements under French GAAP, the concept of comprehensive income does not exist because French accounting principles do not allow any change in equity corresponding to this definition other than net income, changes in the cumulative translation adjustments related to consolidated foreign subsidiaries and changes in accounting principles.

AGZ HOLDING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

In consolidated financial statements under U.S. GAAP, comprehensive income and its components must be displayed in a statement of comprehensive income. For the fiscal ended March 31, 2003, this statement includes only the net income.

Classification of goodwill on equity method investees

Under French GAAP, goodwill related to equity method investees is included within “Goodwill” in the consolidated balance sheet. The related amortization is included within “Goodwill amortization” in the statement of operations. Under U.S. GAAP, goodwill related to equity method investees would be included within the investment account in the consolidated balance sheet. The related amortization would be included within “Equity in loss of associated companies” in the statement of operations.

The difference described above would also require an adjustment between the French and U.S. GAAP statements of cash flows (from amortization to equity in earnings of associated companies). Cash flows from operations would not be affected in total.

Treatment of bank overdrafts in the statement of cash flows

Under French GAAP, bank overdrafts are netted against cash and cash equivalents for purposes of the statement of cash flows. Under U.S. GAAP, cash overdrafts, which amount to €2,942 at March 31, 2003, would be presented as part of financing activities.

Statement of cash flows

Under French GAAP, certain items are presented on a net basis in the statement of cash flows. Under U.S. GAAP these items would be required to be presented on a gross basis (e.g. borrowings and repayment of debt).

New accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” In December 2003, the FASB issued a revision to Interpretation No. 46. Interpretation No. 46, as revised, requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries, as defined by Interpretation No. 46. As a non-public Company, the Company should apply the provisions of Interpretation No. 46, as revised, to variable interest entities created after December 31, 2003 upon initial involvement with the entity. The Company is required to apply the provisions of Interpretation No. 46, as revised, to variable interest entities created prior to December 31, 2003 as of April 1, 2005. The adoption is not expected to have a material effect on the Company’s results of operations or financial condition when adopted.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). In particular, it requires that mandatorily redeemable financial instruments be classified as liabilities and reported at fair value and that changes in their fair values be reported as interest cost. The Company does not expect SFAS No. 150 to have a material effect on the Company’s financial position or results of operations.

AGZ Holding Unaudited Consolidated

Financial Statements as of December 31, 2003 and for the

Nine Months Ended December 31, 2003 and 2002

AGZ HOLDING

UNAUDITED CONSOLIDATED BALANCE SHEETS

(€ thousands)

	Note	December 31, 2003	March 31, 2003
		(Unaudited)
ASSETS
Non-current assets
Goodwill		336,468	351,097

Intangible assets
Franchises, patents and other similar rights		12	15
Other intangible assets		49,030	49,246

		49,042	49,261

Tangible assets
Land		5,779	5,798
Buildings		10,014	10,390
Machinery and equipment		159,408	180,630
Vehicles		4,183	4,176
Furniture and computers		1,159	1,182
Other tangible assets		548	575
Construction in progress		1,211	3,118
Advances and payments on account		1,435	1,216

		183,737	207,085
Investments	2	37,970	53,087
Investments accounted for under the equity method		4,701	6,144

Total non current assets		611,918	666,674
Current assets
Inventories	3	19,723	16,556
Trade notes and accounts receivable		129,265	155,195
Other receivables		25,442	25,776
Marketable securities		41,216	44,856
Cash		10,968	20,288

Total current assets		226,614	262,671

TOTAL ASSETS		838,532	929,345

See Notes to Unaudited Consolidated Interim Financial Statements

AGZ HOLDING

UNAUDITED CONSOLIDATED BALANCE SHEETS

(€ thousands)

	Note	December 31, 2003	March 31, 2003
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Capital		35,127	60,127
Additional paid-in capital		187	187
Consolidated reserves		13,656	14,445
Net loss for the period		(11,795)	(789)

Total shareholders’ equity	5	37,175	73,970
Minority interests		11,999	15,197
Contingency and loss provisions		42,511	37,474

Liabilities
Borrowings and other liabilities	6	394,914	441,382
Trade notes and accounts payable		125,186	106,128
Deferred income taxes	4	15,321	20,186
Other liabilities		211,426	235,008

Total liabilities		746,847	802,704

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		838,532	929,345

See Notes to Unaudited Consolidated Interim Financial Statements

AGZ HOLDING

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(€ thousands)

		Nine Months Ended
	Note	December 31, 2003	December 31, 2002
		(Unaudited)	(Unaudited)
Net sales		367,877	417,559
Other income		1,997	1,657

Revenues		369,874	419,216
Purchases of materials		(143,568)	(191,798)
Payroll costs		(43,736)	(50,023)
Other operating expense		(97,761)	(109,672)
Taxes other than on income		(7,107)	(6,910)
Depreciation, amortization and provisions		(48,482)	(48,031)

Operating expenses		(340,654)	(406,434)

Operating income		29,220	12,782

Financial expense, net		(23,956)	(23,568)

Income/(Loss) from ordinary activities		5,264	(10,786)

Exceptional items, net		(2,301)	(443)
Income tax	4	(1,698)	3,632

Net income/(loss) from consolidated companies		1,265	(7,597)

Equity in loss of associated companies		(1,442)	(1,538)
Goodwill amortization		(14,629)	(14,848)

Net loss before minority interest		(14,806)	(23,983)

Minority interests		3,011	3,015

Net loss		(11,795)	(20,968)

See Notes to Unaudited Consolidated Interim Financial Statements

AGZ HOLDING

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ thousands)

	Nine Months Ended
	December 31, 2003	December 31, 2002
	(Unaudited)	(Unaudited)
Net loss before minority interests	(14,806)	(23,983)

Adjustments to reconcile net loss to cash flow:
Amortization, depreciation and provisions	63,585	61,476
Changes in deferred taxes	(4,864)	(4,177)
Equity in loss of associated companies	1,442	1,538
Gains and losses from disposals, net of tax	621	820
Expenses related to high yield bonds issuance included in net loss	—	4,532

Cash flow from operating activities before changes in working capital	45,978	40,206

Net change in working capital:
Inventories	(3,167)	(3,699)
Accounts receivable	23,366	(7,096)
Accounts payable	5,459	15,012

Cash flow from operating activities	71,636	44,423

Additions to intangible assets	(330)	(855)
Additions to property, plant and equipment	(19,443)	(19,143)
Additions to investments	(36)	(262)
Proceeds from disposals of fixed assets	110	984
Net change in other investments	104	213

Net cash used in investing activities	(19,595)	(19,063)

Dividends paid to the consolidated subsidiaries’ minority shareholders	(187)	(233)
Capital reimbursement	(25,000)	—
Decrease/(Increase) in debt security deposit	15,050	(15,000)
High yield bonds issuance	—	165,000
Net change in other borrowings and liabilities	(51,090)	(212,631)
Other (expenses relating to debt issuance)	(2,425)	(11,287)

Net cash (used in)/provided by financing activities	(63,652)	(74,151)

Net change in cash and cash equivalents	(11,611)	(48,791)

Cash and cash equivalents at beginning of the period	62,202	90,229
Cash and cash equivalents at end of the period	50,591	41,438

See Notes to Unaudited Consolidated Interim Financial Statements

AGZ HOLDING

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All figures are expressed in € thousands unless otherwise stated)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The accompanying unaudited consolidated financial statements, which include the accounts of AGZ Holding and its subsidiaries, have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the accompanying unaudited consolidated financial statements. All intercompany transactions have been eliminated in consolidation. Operating results for the nine-month period ended December 31, 2003 are not necessarily indicative of the results that may be expected for the year ending March 31, 2004. The March 31, 2003 balance sheet information has been derived from the 2003 financial statements.

The accompanying consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, and specifically, standard 99-02 issued by the “Comité de la Réglementation Comptable” (CRC 99-02).

NOTE 2—INVESTMENTS

In connection with the full reimbursement of the credit facilities under the senior credit agreement signed with, among other banks, Deutsche Bank and Barclays Capital on February 15, 2001 and amended on July 22, 2002, the deposit of €15,000 maintained by the Company for the benefit of its creditors under the above mentioned senior credit agreement has been released on July 7, 2003.

NOTE 3—INVENTORIES

Inventories are valued using the weighted-average-cost method. Cost includes incidental expenses. The components of inventories are as follows:

	December 31, 2003	March 31, 2003
	(Unaudited)
Raw materials and supplies	2,579	2,552
Provision on raw materials and supplies	(48)	(48)
Work-in-process	17	17
Goods held for resale	17,187	14,047
Provision on goods held for resale	(12)	(12)

Total	19,723	16,556

AGZ HOLDING

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 4—INCOME TAX

Deferred income taxes are recognized using the liability method for timing differences between the recognition of certain items of income and expenses for financial reporting and tax purposes, as well as for consolidation adjustments (mainly purchase accounting adjustments and the elimination of non-deductible provisions). Deferred tax assets are recognized for ordinary and evergreen tax loss carry-forwards, to the extent that they are offset by deferred tax liabilities. Net deferred tax assets are recognized only where the related tax benefit can reasonably be expected to be realized.

	December 31, 2003	December 31, 2002
	(Unaudited)	(Unaudited)
Current income tax	(6,562)	(545)
Deferred income taxes	4,864	4,177

Income tax (charge)/credit	(1,698)	3,632

a)  Effective tax rate

The difference between the effective tax rate and the statutory tax rate applicable in France can be analyzed as follows:

	December 31, 2003	December 31, 2002
	(Unaudited)	(Unaudited)
Statutory tax rate in France	35.43%	35.43%
Goodwill amortization	(39.54)%	(19.05)%
Other	(8.84)%	(3.23)%

Effective tax rate	(12.95)%	13.15%

b)  Tax proof

	December 31, 2003	December 31, 2002
	(Unaudited)	(Unaudited)
Net loss	(14,806)	(23,983)
Income tax	(1,698)	3,632
Loss before tax	(13,108)	(27,615)
Goodwill amortization	14,629	14,848
Permanent differences	2,969	2,572
Taxable result	4,490	(10,195)
Income tax at the rate of 35.43%	(1,591)	3,612
Other	(107)	20

Income Tax	(1,698)	3,632

AGZ HOLDING

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 5—SHAREHOLDERS’ EQUITY

Changes in shareholders’ equity are presented below:

	Capital	Additional paid in capital	Consolidated reserves	Net loss	Total shareholders’ equity
Balance at March 31, 2003	60,127	187	14,445	(789)	73,970
Capital reimbursement	(25,000)				(25,000)
Prior period net loss			(789)	789	—
Net loss for the period				(11,795)	(11,795)

Balance at December 31, 2003 (unaudited)	35,127	187	13,656	(11,795)	37,175

Pursuant to the debt restructuring which occurred in July 2002, the Company carried out a capital reimbursement of €25,000 in June 2003.

NOTE 6—BORROWINGS AND OTHER LIABILITIES

Borrowings and other liabilities can be detailed as follows:

	March 31, 2003	Changes in principal	Changes in interest	December 31, 2003
				(Unaudited)
High Yield bonds	168,437	—	4,171	172,608
Senior debt	261,463	(50,428)	1,923	212,958
Other bank borrowings	4,265	(638)	—	3,627
Other borrowings	91	(29)	(1)	61
Lease contracts	3,460	(17)	—	3,443

Total borrowings	437,716	(51,112)	6,093	392,697
Bank overdrafts	2,942	(904)	(444)	1,594
Other debt	724	(101)	—	623

Total overdrafts and other debt	3,666	(1,005)	(444)	2,217

Total	441,382	(52,117)	5,649	394,914

Pursuant to a credit agreement dated June 26, 2003 signed with, among other banks, Crédit Lyonnais as security and facility agent, the Company has incurred on July 7, 2003 a senior debt of €220,000 (the “new senior debt”), which bears interest at Euribor. The Euribor has been swapped against a fixed rate of 2.31 % on three-quarters of the new senior debt. The new senior debt is reimbursed on a semi-annual basis, through various settlements of €9,000 on September 30 and March 31, of each year, a payment of €39,000 on March 31, 2008 and a last payment of €100,000 on June 30, 2008. The first settlement of €9,000 occurred on September 30, 2003. In connection with the new senior debt issuance, the Company has totally reimbursed, through a cash payment of €261,428 the remaining balance of the senior debt resulting from the credit agreement dated March 27, 2001 signed with, among other banks, Deutsche Bank, and last modified on July 22, 2002. The high yield bonds bear interest at a 10% fixed rate.

AGZ HOLDING

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

NOTE 7—COMMITMENTS

a)  Commitments and guarantees given

Commitments and guarantees given break down as follows:

1.	Real estate collateral for €0.3 million.

2.	Customs guarantees (permit of removal or “crédit d’enlèvement” and other) for €19.7 million.

3.	Guarantee granted by Antargaz to Natexis in connection with loan subscribed by Norgal for €0.4 million.

4.	As part of the winter 2003-2004 supply contract with SHV, AGZ Holding made term purchases of LPG with the following characteristics:

-	January 2004: 7,000 metric tons at a fixed unit price of €266,

-	February 2004: 7,000 metric tons at a fixed unit price of €270.

5.	In connection with the issuance of the High Yield Bonds made by AGZ Finance on July 23, 2002 for €165.0 million, and also in connection with the issuance of bonds made by AGZ Holding on July 22, 2002 for €165.0 million, AGZ Holding is guarantor for AGZ Finance’s commitments related to High Yield Bonds.

6.	AGZ Holding has signed on June 26, 2003 with, among other banks, Crédit Lyonnais as security and facility agent, a senior facilities agreement for an amount of €270 million. Such agreement, which has been effective on July 7, 2003 at which time Antargaz acceded to the agreement, has been amended on July 2, 2003 and August 1, 2003. Under such agreement, the senior facilities are secured by:

-	An assignment of the benefit of the warranties given to AGZ Holding by the vendors under the acquisition documents granted by AGZ Holding;

-	A general assignment of all receivables by way of security granted by AGZ Holding;

-	A pledge of financial instruments accounts relating to shares held by AGZ Holding in Antargaz granted by AGZ Holding;

-	A first ranking pledge of AGZ Holding’s business granted by AGZ Holding;

-	A pledge of shares granted by Antargaz in Sigap Ouest;

-	A pledge of financial instruments accounts over shares held by Antargaz in Wogegal, Gaz Est Distribution, Nord GPL, Rhône Méditerranée Gaz, Géovexin, Sobegal, Géogaz Lavera, Cobogal and Rhône Gaz;

-	A first ranking pledge of Antargaz’ business granted by Antargaz;

-	An assignment of all receivables granted by Antargaz.

In connection with the senior facilities, AGZ Holding has entered into an interest rate swap which includes a commitment to pay a fixed rate of 2.31 % on the following nominal amounts:

-	€158.3 million from January 1st through March 30, 2004;

-	€151.5 million from March 31, 2004 through September 29, 2004;

-	€144.8 million from September 30, 2004 through March 30, 2005;

-	€138.0 million from March 31, 2005 through June 29, 2005.

Counterpart to this swap is Crédit Lyonnais.

AGZ HOLDING

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

b)	Commitments received

Commitments received break down as follows:

1.	Guarantees and collateral received from customers in an amount of €0.6 million.

2.	€9.0 million tax bond from Sofax Banque (Total Group) relating to the business tax litigation. The tax authorities have recorded a preferential claim in respect of this litigation.

NOTE 8—SUBSEQUENT EVENTS

In January 2004, UGI Corporation communicated its offer to purchase the remaining outstanding 80.5% ownership interests of AGZ Holding, the parent company of Antargaz. As required by French law, the proposed transaction was presented to the Works Council of Antargaz, the labor representative body for Antargaz, which delivered its advice. The Share Purchase Agreement was signed on February 17, 2004.

NOTE 9—SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING POLICIES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA AND FRANCE

The unaudited consolidated financial statements of AGZ Holding have been prepared and presented in accordance with the accounting principles described in the notes to the financial statements, which comply with accounting principles generally accepted in France (“French GAAP”). French GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The application of U.S. GAAP would have affected the Company’s unaudited consolidated net income (loss) for the nine-month-periods ended December 31, 2002 and 2003 and its consolidated shareholders’ equity as of March 31, 2003 and its unaudited consolidated shareholders’ equity as of December 31, 2003 as follows:

a)  Reconciliation of consolidated net income/(loss) from French GAAP to U.S. GAAP

	Nine Months Ended December 31, 2003	Nine Months Ended December 31, 2002
	(Unaudited)	(Unaudited)
Consolidated net loss as determined in accordance with French GAAP	(11,795)	(20,968)
U.S. GAAP reconciling adjustments :
Business combinations:
Amortization of goodwill	14,629	14,848
Amortization of other intangible assets	(5,114)	(5,114)
Marketable securities	(78)	(101)
Derivative instruments	5,023	(3,915)
Deferred tax effects of above adjustments	60	3,235

Total U.S. GAAP adjustments, net	14,520	8,953

Consolidated net income/(loss) as determined in accordance with U.S. GAAP	2,725	(12,015)

AGZ HOLDING

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

b)  Reconciliation of consolidated shareholders’ equity from French GAAP to U.S. GAAP

	At December 31, 2003	At March 31, 2003
	(Unaudited)
Consolidated shareholders’ equity as determined in accordance with French GAAP	37,175	73,970
U.S. GAAP reconciling adjustments :
Business combinations:
Amortization of goodwill	35,020	20,391
Amortization of other intangible assets	(18,750)	(13,636)
Marketable securities	—	78
Derivative instruments	223	(4,800)
Deferred tax effects of above adjustments	6,564	6,504

Total U.S. GAAP adjustments, net	23,057	8,537

Consolidated shareholders’ equity as determined in accordance with U.S. GAAP	60,232	82,507

c)  Description of the differences between accounting principles applied to prepare the consolidated financial statements under French GAAP and under U.S. GAAP

Business combinations

Under French GAAP and U.S. GAAP, acquisitions are generally accounted for as purchases. The cost of an acquired company is assigned to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair values at the date of acquisition. Any excess of purchase price over the fair value of the tangible and intangible assets acquired is allocated to goodwill. There are, however, certain differences that exist with respect to the application of the purchase method between French and U.S. GAAP that affect the allocation of purchase price, including the amounts assigned to identifiable intangible assets, deferred income taxes and goodwill.

Amortization of goodwill

Due to differences between U.S. GAAP and French GAAP relating to the application of the purchase method, the goodwill related to the acquisition of Antargaz by AGZ amounts to €370.9 million under U.S. GAAP compared to €388.6 million under French GAAP. Under French GAAP, the Company amortizes goodwill on a straight-line basis over its estimated useful life of twenty years. Under U.S. GAAP, prior to the application of SFAS No.142 , effective April 1, 2002, the Company amortized the goodwill over its estimated useful live of 20 years. Since April 1, 2002, in compliance with SFAS No. 142, the Company does not amortize goodwill, but reviews it for impairment at least annually, or more frequently if impairment indicators arise. According to the results of impairment tests, based both upon the market multiples as an indicator of fair value and upon the discounted cash flow method, goodwill was not impaired at December 31, 2003 and 2002.

Amortization of other intangible assets

Under U.S. GAAP, identifiable intangible assets, including customer lists and trademarks, are recognized. The customer lists are amortized over their estimated useful lives. Under French GAAP, trademarks have not been recognized and customer lists are not subject to amortization. Accordingly, the amortization adjustment for other intangible assets reflects the U.S. GAAP amortization of customer lists assuming estimated useful lives of 11 years.

AGZ HOLDING

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

Deferred income taxes

Under French GAAP, deferred income taxes are not recognized on goodwill and certain other non-amortizable intangible assets, including customer relationships. Under U.S. GAAP, deferred taxes are recognized on all intangible assets except goodwill.

Derivative instruments

Under French GAAP, interest rate swap agreements, which are considered to hedge the underlying debt, are not recognized in the balance sheet. Any interest rate differential is recognized as an adjustment to interest expense over the term of the related underlying debt for qualifying hedges. Under French GAAP, fair value of LPG purchasing term contract is not recognized.

Under U.S. GAAP, subsequent to the adoption of SFAS No. 133, all derivative instruments are required to be recorded in the balance sheet at fair value. Changes in fair value are recorded currently in earnings unless the item is designated, qualifies and is effective as a hedge. Fair value is defined as the amount that would be paid or received to terminate the derivative instrument at the balance sheet date. According to U.S. GAAP, the interest rate swaps are not considered to hedge the underlying senior debt. The fair value adjustment is recognized in U.S. GAAP and amounts, at December 31, 2003, to €5,123 in net income and to €323 in shareholder’s equity. The fair value adjustment relating to LPG purchasing term contract is recognized in U.S. GAAP and amounts, at December 31, 2003, to €(100) both in shareholder’s equity and in net income. The corresponding deferred income taxes relating to derivative instrument adjustments are also recognized in U.S. GAAP shareholders’ equity and income statement.

Marketable securities

Under French GAAP, marketable securities are valued at their historical cost. Under U.S. GAAP, the Group’s marketable securities are considered as trading and, in accordance with SFAS No. 115, recognized at their fair value. The difference between the historical cost of marketable securities and their fair value at December 31, 2003, is recognized in U.S. GAAP net income and shareholders’ equity. The corresponding deferred income taxes are also recognised in the U.S. GAAP income statement.

Revenue

Under U.S. GAAP, in accordance with EITF 99-19, revenue relating to transactions for which the Company acts as an agent is recognized on a net basis and a corresponding reduction of cost of sales for the same amount. This adjustment has no effect on consolidated net income or consolidated shareholders’ equity. Under French GAAP, such revenue is recognized on a gross basis.

Exceptional items

Certain amounts presented as exceptional income and expense (non-operating) in the consolidated statement of income under French GAAP do not qualify as extraordinary, or non-operating items under U.S. GAAP.

Comprehensive income

Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In consolidated financial statements under French GAAP, the

AGZ HOLDING

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

(All figures are expressed in € thousands unless otherwise stated)

concept of comprehensive income does not exist because French accounting principles do not allow any change in equity corresponding to this definition other than net income, changes in the cumulative translation adjustments related to consolidated foreign subsidiaries and changes in accounting principles.

In consolidated financial statements under U.S. GAAP, comprehensive income and its components must be displayed in a statement of comprehensive income. For the period ended December 31, 2003, this statement includes only the net income.

Classification of goodwill on equity method investees

Under French GAAP, goodwill related to equity method investees is included within “Goodwill” in the consolidated balance sheet. The related amortization is included within “Goodwill amortization” in the statement of operations. Under U.S. GAAP, goodwill related to equity method investees would be included within the investment account in the consolidated balance sheet. The related amortization would be included within “Equity in loss of associated companies” in the statement of operations.

The difference described above would also require an adjustment between the French and U.S. GAAP statements of cash flows (from amortization to equity in earnings of associated companies). Cash flows from operations would not be affected in total.

Treatment of bank overdrafts in the statement of cash flows

Under French GAAP, bank overdrafts are netted against cash and cash equivalents for purposes of the statement of cash flows. Under U.S. GAAP, cash overdrafts, which amount to €1,592 at December 31, 2003, would be presented as part of financing activities.

Statement of cash flows

Under French GAAP, certain items are presented on a net basis in the statement of cash flows. Under U.S. GAAP these items would be required to be presented on a gross basis (e.g. borrowings and repayment of debt)

New accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” In December 2003, the FASB issued a revision to Interpretation No. 46. Interpretation No. 46, as revised, requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries, as defined by Interpretation No. 46. As a non-public Company, the Company should apply the provisions of Interpretation No. 46, as revised, to variable interest entities created after December 31, 2003 upon initial involvement with the entity. The Company is required to apply the provisions of Interpretation No. 46, as revised, to variable interest entities created prior to December 31, 2003 as of April 1, 2005. The adoption is not expected to have a material effect on the Company’s results of operations or financial condition when adopted.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). In particular, it requires that mandatorily redeemable financial instruments be classified as liabilities and reported at fair value and that changes in their fair values be reported as interest cost. The Company does not expect SFAS No. 150 to have a material effect on the Company’s financial position or results of operations.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 12, 2004

PROSPECTUS

7,500,000 Shares

Common Stock

We are planning to offer up to an aggregate of 7,500,000 shares of our common stock for the purpose of funding our intended acquisition of the ownership interests that we do not already own in AGZ Holding, the parent holding company of Antargaz, a leading distributor of liquefied petroleum gases in France. See “Who We Are”—Planned Acquisition of Antargaz.” We may provide a prospectus supplement to add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement for those securities.

Our common stock is listed on the New York Stock Exchange and the Philadelphia Stock Exchange under the symbol “UGI.” The last reported sale price of our common stock on the New York Stock Exchange on March 10, 2004 was $32.50 per share.

The underwriters have an option to purchase a maximum of 1,125,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2004.

You should rely only on the information contained in, or incorporated by reference into, this document, any prospectus supplement or any document to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document or in any prospectus supplement may only be accurate as of the date on the front of these documents.

i

WHO WE ARE

UGI Corporation is a distributor and marketer of energy products and services serving nearly 2 million customers principally in North America and Europe through subsidiaries and joint venture affiliates, including:

•	AmeriGas Partners, L.P. (“AmeriGas Partners”)—the largest retail propane marketer in the United States based on retail volume, distributing more than one billion retail gallons in its fiscal year ended September 30, 2003. As of September 30, 2003, AmeriGas Partners served approximately 1.3 million customers from approximately 650 locations in 46 states. On October 1, 2003, AmeriGas Partners acquired the assets of Horizon Propane LLC. Giving effect to the Horizon Propane acquisition, AmeriGas Partners has over 700 locations. The common units of AmeriGas Partners, representing limited partnership interests in the limited partnership, trade on the New York Stock Exchange under the symbol “APU.” We have an effective 48% ownership interest in AmeriGas Partners. The remaining interest is publicly held.

•	UGI Utilities, Inc. (“UGI Utilities”)—a regulated gas and electric distribution utility serving over 300,000 customers in eastern Pennsylvania as of September 30, 2003. UGI Utilities is regulated by the Pennsylvania Public Utility Commission.

•	UGI Enterprises, Inc. (“UGI Enterprises”)—a company that conducts domestic and international energy related-businesses through subsidiaries and joint ventures. UGI Enterprises’ principal operating business is UGI Energy Services, Inc. (“ESI”), which markets natural gas, oil and electricity in the eastern region of the United States under the trade name GASMARK® and served approximately 5,000 customers as of September 30, 2003. ESI also owns and operates liquefied natural gas and propane plants which are used to meet peak energy needs. UGI Development Company, a subsidiary of ESI, owns interests in and operates Pennsylvania-based electric generation assets. UGI HVAC Enterprises, Inc. operates a heating and cooling installation and service business in the Mid-Atlantic region.

UGI Enterprises conducts its international liquefied petroleum gases (“LPG”) distribution business through wholly-owned subsidiaries and joint ventures. It owns FLAGA GmbH, the largest retail LPG distributor in Austria and one of the largest suppliers in the Czech Republic and Slovakia, distributing approximately 33 million gallons of LPG during the fiscal year ended September 30, 2003. UGI Enterprises also participates in a propane distribution joint venture in China. As discussed more fully below, UGI Enterprises currently holds, through UGI France, Inc., an approximate 19.5% interest in AGZ Holding, a French corporation (société anonyme) and the parent holding company of Antargaz, one of the largest distributors of LPG in France. We expect to acquire the remaining approximate 80.5% interest in AGZ Holding in the transaction that is intended to be funded, in part, through this offering.

The following chart depicts the current ownership structure of our principal subsidiaries:

Planned Acquisition of Antargaz

We hold, through our indirect, wholly-owned subsidiary, UGI France, Inc., approximately 19.5% of the issued and outstanding shares of the capital stock of AGZ Holding. AGZ Holding owns 99.99% of Antargaz, a French corporation (société anonyme), which, through its wholly- and partially-owned subsidiaries, is engaged in the business of marketing, selling and distributing LPG in mainland France and the French island of Corsica. We expect to acquire the ownership interests in AGZ Holding that we do not already own as of April 1, 2004.

Antargaz is one of the four leading distributors of LPG in France. During its fiscal year ended March 31, 2003, Antargaz sold approximately 350 million gallons of LPG and had an approximate 24% market share in France. The French LPG market is mature, with limited future growth expected. Antargaz serves over 220,000 customers using a logistical system that includes five primary storage facilities and 26 secondary storage facilities. Antargaz’s customer base consists of residential, commercial, agricultural and motor fuel accounts that use LPG for space heating, cooking, water heating, process heat and transportation. As of September 30, 2003, Antargaz had approximately 1,350 employees.

We expect to realize a number of significant economic and strategic benefits as a result of our planned acquisition of Antargaz. We anticipate that the planned transaction will:

•	Contribute to our earnings growth strategy;

•	Provide significant financial resources to grow our earnings per share;

•	Provide a larger platform for growth in Europe;

•	Provide an experienced management team in Europe; and

•	Enhance the opportunities for a sharing of best practices.

On February 17, 2004 and February 20, 2004, we executed a share purchase agreement and a joinder agreement, respectively, to effect the acquisition of the ownership interests in AGZ Holding that we do not already own by purchasing, through UGI France, Inc., or another of our wholly-owned subsidiaries, (1) approximately 78.3% of the issued and outstanding capital stock of AGZ Holding, approximately 68.5% of which is currently owned by privately-held, French-based investment funds that are managed by PAI partners, a French corporation (société par actions simplifiée) (“PAI”), and approximately 9.8% of which is currently owned by Medit Mediterranea GPL S.r.L., a company organized under the laws of Italy (“Medit”), and (2) approximately 99.99% of the shares of the issued and outstanding capital stock of Financière AGZ, a French corporation (société par actions simplifiée) which owns approximately 2.2% of the issued and outstanding capital stock of AGZ Holding. Financière AGZ has nominal assets and conducts no business operations; its shareholders are currently comprised of AGZ Holding, PAI, Medit, UGI France and certain individuals, including officers and managers of AGZ Holding, Antargaz, Antargaz subsidiaries or their affiliates.

In the anticipated transaction, we have agreed to pay approximately €258.5 million ($316.5 million based on an exchange rate of $1.2243 per euro on March 10, 2004), based upon estimates of working capital and pre- and post-closing adjustments, for the ownership interests in AGZ Holding that we do not already own. We expect to fund the purchase price with up to $100 million of existing cash balances and the proceeds of this offering.

UGI Corporation has made an offer to acquire, upon completion of the transaction, the outstanding 10% Senior Notes due 2011 of AGZ Finance (the “AGZ Notes”), a wholly-owned subsidiary of AGZ Holding, at the purchase price of 101% of the principal amount of the notes tendered plus accrued and unpaid interest thereon and specified additional amounts, if any, as provided for in the trust deed governing the AGZ Notes. Although, at this time, we do not expect significant amounts of AGZ Notes to be tendered in such offer, we have executed agreements with certain affiliates of Credit Suisse First Boston to enable us to finance the purchase of any AGZ Notes tendered pursuant to such offer.

Under AGZ Holding’s senior facilities agreement, dated June 26, 2003, as amended, with Credit Lyonnais as mandated lead arranger, facility agent and security agent, our acquisition of Antargaz will constitute a “change of control” and result in an acceleration of all amounts borrowed and outstanding under such agreement, unless our subsidiary, UGI France, Inc., or any of its affiliates obtains, within six months of the consummation of the acquisition, a corporate rating from Standard & Poor’s Ratings Group of at least BBB. AGZ Holding will not be able to make any restricted payments under the senior facilities agreement during such six-month period prior to obtaining such rating. As of December 31, 2003, there were term loans of €211,000,000 outstanding under AGZ Holding’s senior facilities agreement. We expect to seek an amendment of the senior facilities agreement to provide that our acquisition of AGZ Holding does not constitute a “change of control” under the agreement.

Additional Information

We were incorporated in Pennsylvania in 1991. UGI Corporation is not subject to regulation by the Pennsylvania Public Utility Commission. We are also exempt from registration as a holding company and not otherwise subject to the Public Utility Holding Company Act of 1935, except for Section 9(a)(2), which regulates the acquisition of voting securities of an electric or gas utility company.

Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-1000. Our website is http://www.ugicorp.com. The information on our website is not incorporated into, and does not constitute a part of, this prospectus.

Recent Events

On January 27, 2004, we announced our intention to increase the annual dividend rate on our common stock to $1.25 per share from $1.14 per share effective with the regularly scheduled July dividend payment, assuming the completion of the anticipated acquisition of the shares in AGZ Holding that we do not already own.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, in addition to the other information in this prospectus, before making an investment decision. Each of these risk factors could adversely affect our business, operating results and financial condition, and the value of an investment in our common stock. Generally, each of the following risk factors that relates to our propane operations is also a risk factor that is applicable to Antargaz’s LPG operations.

Risks Related to Our Business

Decreases in the demand for our energy products and services because of warmer weather adversely affect our results of operations.

Because many of our customers rely on our energy products and services to heat their homes and businesses, our results of operations are adversely affected by warmer weather. Weather conditions have a significant impact on the demand for our energy products and services for both heating and agricultural purposes. Accordingly, the volume of our energy products sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. For example, historically, approximately 55% to 60% of AmeriGas Partners’ annual retail propane volume has been sold during these months and approximately 60% of our natural gas throughput (the total volume of gas sold to or transported for customers within our distribution system) occurs during these months. In certain prior years, warmer-than-normal weather in our service territories reduced demand for our energy products and services for heating purposes below normal levels, which had an adverse effect on our operating results. There can be no assurance that normal winter weather in our service territories will occur in the future.

Our holding company structure could limit our ability to pay dividends or debt service.

We are a holding company whose material assets are the stock of our subsidiaries and interests in joint ventures. Accordingly, we conduct all of our operations through our subsidiaries and joint venture affiliates. Our ability to pay dividends on our common stock and to pay principal and accrued interest on our debt, if any, depends on the payment of dividends or distributions to us by our principal operating subsidiaries, AmeriGas Partners, L.P., UGI Utilities, Inc. and UGI Enterprises, Inc. Payments to us by those subsidiaries, in turn, depends upon their results of operations and cash flows and, in the case of AmeriGas Partners, the provisions of its partnership agreement. The operations of those subsidiaries are affected by conditions beyond our control, including weather, competition in markets we serve, the costs and availability of propane, natural gas, electricity and other energy sources and changes in capital market conditions. The ability of our subsidiaries, including AGZ Holding after completion of the proposed acquisition, to make payments to us is also affected by the level of indebtedness of such subsidiaries, which is substantial, and the restrictions on payments to us imposed under the terms of such indebtedness.

Our profitability is subject to propane pricing and inventory risk.

The retail propane business is a “margin-based” business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile fluctuations in response to changes in supply or other market conditions. We have no control over these market conditions. Consequently, the unit price of the propane that our subsidiaries and other marketers purchase can change rapidly over a short period of time. Most of our propane product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major U.S. storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our subsidiaries’ profitability is sensitive to changes in wholesale propane supply costs, it will be adversely affected if we cannot pass on increases in the cost of propane to our customers. Due to competitive pricing in the propane industry, our subsidiaries may not be able to pass on product cost increases to our customers when product costs rise rapidly, or when our competitors do not raise their product prices. In addition, high propane product prices may lead to customer conservation, resulting in reduced demand. Finally, market volatility may cause our subsidiaries to sell propane at less than the price at which they purchased it, which could adversely affect our operating results.

Our operations may be adversely affected by competition from other energy sources.

Our energy products and services face competition from other energy sources, some of which are less costly for equivalent energy value. In addition, we cannot predict the effect that the development of alternative energy sources might have on our operations.

Our propane business competes for customers against suppliers of electricity, fuel oil and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity for space heating, water heating and cooking. Fuel oil is also a major competitor of propane and is generally less expensive than propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, however, so a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is generally a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems in our service areas has resulted in the availability of natural gas in some areas that previously depended upon propane. As long as natural gas remains a less expensive energy source than propane, our propane business will lose customers in each region into which natural gas distribution systems are expanded. In France, the state-owned natural gas monopoly, Gaz de France, has in the past extended France’s natural gas grid.

Our natural gas business competes primarily with electricity and fuel oil, and, to a lesser extent, with propane and coal. Competition among these fuels is primarily a function of their comparative price and the relative cost and efficiency of fuel utilization equipment. Electric utilities within the areas served by our natural gas business are seeking new customers, primarily in the new construction market. Fuel oil dealers compete with us for customers in all areas, including industrial customers. There can be no assurance that our natural gas revenues will not be adversely affected by this competition.

Our ability to increase revenues is adversely affected by the maturity of the retail propane industry.

The retail propane industry in the United States is mature, with only modest growth in total demand for the product foreseen. Given this limited growth, we expect that year-to-year industry volumes will be principally affected by weather patterns. Therefore, our ability to grow within the propane industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, which includes expansion of the PPX® program (through which consumers can exchange an empty propane grill cylinder for a filled one) and the strategic accounts program (through which we encourage large, multi-location propane users to enter into a supply agreement with us rather than with many small suppliers), as well as the success of our sales and marketing programs designed to attract and retain customers. Any failure to retain and grow our customer base would have an adverse effect on our results.

Our ability to grow our businesses will be adversely affected if we are not successful in making acquisitions or in integrating the acquisitions we have made.

Given the mature nature of the U.S. propane market, one of our strategies is to grow through acquisitions in the United States and in international markets. We may choose to finance future acquisitions with debt, equity, cash or a combination of the three. There is significant competition for acquisitions in the U.S. propane industry, specifically among publicly-traded master limited partnerships. We believe that there are numerous potential acquisition candidates in the U.S. propane industry, some of which represent acquisition opportunities that would be material to us. We cannot assure you that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings or that any additional debt incurred to finance an acquisition will not affect our ability to pay dividends.

In addition, the restructuring of the energy markets in the United States and internationally, including the privatization of government-owned utilities and the sale of utility-owned assets, is creating opportunities for, and competition from, well-capitalized competitors, which may affect our ability to achieve our business strategy.

To the extent we are successful in making acquisitions, such acquisitions, including the anticipated acquisition of Antargaz, involve a number of risks, including, but not limited to, the assumption of material liabilities, the diversion of management’s attention from the management of daily operations to the integration of operations, difficulties in the assimilation and retention of employees and difficulties in the assimilation of different cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations. The failure to successfully integrate acquisitions could have an adverse affect on our business, financial condition and results of operations.

The U.S. propane retail distribution business is highly competitive.

We compete in the U.S. propane retail distribution business with other large propane marketers, including other full-service marketers, and thousands of small independent operators. In recent years, some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution, and we compete with them as well. The ability to compete effectively depends on providing satisfactory customer service, maintaining competitive retail prices and controlling operating expenses.

We are dependent on our principal propane suppliers, which increases the risks from an interruption in supply and transportation.

During the year ended September 30, 2003, AmeriGas Partners purchased approximately 79% of its propane needs in the United States from ten suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be affected. Additionally, in certain market areas, some of AmeriGas Partners’ suppliers provide 70% to 80% of its propane requirements. Disruptions in supply in these areas could also have an adverse impact on our earnings. Antargaz is similarly dependent upon its suppliers. Significant amounts of propane must be imported to meet demand in France. There is no assurance that Antargaz will be able to continue to acquire sufficient supplies of propane to meet demand at prices or within time periods that would allow it to remain competitive.

The expansion of our international business means that we will face increased risks, which may negatively affect our business results.

Our intended acquisition of Antargaz will significantly increase our international presence. As we continue to grow as a multi-national corporation, with subsidiaries around the world, we face risks in doing business abroad that we do not face domestically. Certain aspects inherent in transacting business internationally could negatively impact our operating results, including:

•	costs and difficulties in staffing and managing international operations;

•	regulatory requirements and changes in regulatory requirements, including French and EU competition laws that may adversely affect the terms of contracts with customers, and new environmental requirements that have led to stricter regulations of LPG storage sites in France;

•	tariffs and other trade barriers;

•	difficulties in enforcing contractual rights;

•	longer payment cycles;

•	local political and economic conditions;

•	potentially adverse tax consequences, including restrictions on repatriating earnings and the threat of “double taxation”; and

•	fluctuations in currency exchange rates.

We are subject to operating and litigation risks that may not be covered by insurance.

Our business’ operations and those of Antargaz are subject to all of the operating hazards and risks normally incidental to the handling, storage and delivery of combustible products, such as LPG and natural gas, and the generation of electricity. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage. As a result, we are sometimes a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. We cannot assure you, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

Moreover, our acquisition of the remaining interests in AGZ Holding will expose us to additional litigation risks at Antargaz. Specifically, in connection with its 2001 acquisition of its propane business, AGZ Holding entered into a guarantee agreement with Elf Antar France, now Total France, and Elf Aquitaine pursuant to which Total France and Elf Aquitaine agreed to indemnify AGZ Holding for all payments which would have been due from Antargaz in respect of certain matters, including a business tax related to AGZ Holding’s propane tanks for the period from January 1, 1997 through December 31, 2000, and certain potential environmental/safety liabilities. If Total France and Elf Aquitaine were to reject their indemnity obligations or if such obligations were found to be unenforceable, AGZ Holding may not have recourse against any third party with respect to any such liabilities, which, in turn, could have an adverse effect on our ability to receive distributions of cash from AGZ Holding.

If energy conservation and efficiency and technology trends continue to decrease demand for our energy products and services, our revenues will decrease.

Retail customers primarily use our energy products and services for home heating, water heating and cooking purposes. Energy conservation and efficiency measures and advances in heating, conservation and other devices have begun to decrease demand for our energy products. Should that decrease continue, and not be offset by colder weather, our revenues will decrease. Additionally, new technologies and alternative sources of energy may be developed that could negatively affect the competitiveness of our operating subsidiaries and therefore, our revenues.

We may be unable to respond effectively to competition, which may adversely affect our operating results.

We may be unable to timely respond to changes within the energy and utility sectors that may result from regulatory initiatives to further increase competition within our industry. Such regulatory initiatives may create opportunities for additional competitors to enter our markets, and, as a result, we may be unable to maintain our revenues or continue to pursue our current business strategy.

The loss of key personnel would have an adverse effect on our business, financial results and results of operations.

Our continued success is dependent upon the efforts and abilities of our executive officers and other key employees and our ability to continue to attract, motivate and retain highly-qualified personnel. Our ability to effectively integrate acquired businesses, including Antargaz, will also depend on the efforts and abilities of the officers or key employees we retain in those acquisitions. The loss of key personnel or the failure to attract and motivate key personnel could have an adverse effect on our business, financial condition and results of operations.

Our net income will decrease if we are required to incur additional costs to comply with existing and new governmental safety, health, transportation and environmental regulation.

We are subject to extensive and changing international, federal, state and local safety, health, transportation and environmental laws and regulations governing the storage, distribution and transportation of our energy products.

New regulations, or a change in the interpretation of existing regulations, could result in increased expenditures. For example, the explosion at Grande Pariosse S.A.’s chemical factory in Toulouse, France in September 2001 gave rise to new regulations relating to the safety risks of operations such as Antargaz’s, which involve the storage of large amounts of flammable substances. In addition, for many of our operations, we are required to obtain permits from regulatory authorities. Failure to comply with these permits or applicable laws could result in civil and criminal fines or the cessation of the operations in violation.

We are investigating and remediating contamination at a number of present and former operating sites in the United States, including former sites where we or our former subsidiaries operated manufactured gas plants. We have also received claims from third parties that allege that we are responsible for costs to clean up properties where we or our former subsidiaries operated a manufactured gas plant or conducted other operations. Costs we incur to remediate sites outside of Pennsylvania cannot be recovered in future utility rate proceedings, and insurance may not cover all or even part of these costs. Our actual costs to clean up these sites may exceed our current estimates due to factors beyond our control, such as:

•	the discovery of presently unknown conditions;

•	changes in environmental laws and regulations;

•	judicial rejection of our legal defenses to the third-party claims; or

•	the insolvency of other responsible parties at the sites at which we are involved.

In addition, if we discover additional contaminated sites, we could be required to incur material costs, which would reduce our net income.

Under certain conditions, if the credit rating of UGI Utilities’ long-term debt is downgraded, FLAGA’s lenders may accelerate repayment of FLAGA’s debt, which could adversely affect our ability to pay dividends on our common stock.

FLAGA has a €15 million working capital loan commitment from a European bank expiring in November 2004. As of December 31, 2003, borrowings under this working capital facility totaled €14.4 million ($18.1 million U.S. dollar equivalent). We guarantee the debt issued under this agreement, as well as $78.0 million of acquisition and special purpose debt of FLAGA. In the event that the credit rating of UGI Utilities’ long-term debt is downgraded from A3 to Baa2 by Moody’s Investors Service and from BBB+ to BBB by Standard & Poor’s, FLAGA’s lenders may accelerate the repayment of this debt, which could require us to refinance FLAGA’s debt immediately. On January 29, 2004, Standard & Poor’s Ratings Services placed its BBB+ corporate credit and other ratings on UGI Utilities on CreditWatch with negative implications. If we were unable to refinance the debt, we could be unable to pay dividends on our common stock.

Current economic and political conditions may harm our business.

U.S. and international economic conditions and the effects of ongoing military actions against terrorists may cause significant disruptions to commerce throughout the world. To the extent that such conditions and disruptions result in delays or cancellations of customer orders, impair our ability to effectively market our energy products or services or acquire our sources of supply for our energy products, or cause or prolong an economic recession, we would have lower consolidated revenues, and, therefore, lower consolidated net income. In addition, our ability to raise capital for acquisitions, capital expenditures and ongoing operations is dependent upon ready access to capital markets. During times of adverse economic and political conditions, investor confidence in and accessibility to capital markets could decrease. If capital markets are not available to us over an extended period of time, we could be unable to make acquisitions, refinance debt, invest in capital expenditures and fund operations.

Risks Related to Our Common Stock

The price of our securities may be affected by the general perception of the energy and utility sectors of the economy.

Events, such as the blackout in parts of the United States on August 14, 2003, those involving Enron Corporation, political unrest in oil-producing countries and the energy crisis in California, could adversely affect investors’ perceptions of the energy and utility sectors. A negative perception of our industry by investors could adversely affect the equity prices of companies within the energy and utility sectors. We cannot predict what news or events might affect the perceptions of investors in our industry or how such news or events might affect the market price of our common stock, but fluctuations in the market price of our common stock could be severe and any effects could be long-term.

Your ability to seek potential recoveries from our former independent public accountants, Arthur Andersen LLP, is limited.

Arthur Andersen LLP audited our financial statements and schedules as of and for the year ended September 30, 2001, which are incorporated by reference into this prospectus. Arthur Andersen LLP has not reissued their report on our financial statements in this prospectus, and we have relied on Rule 437a under the Securities Act in filing this registration statement without such a consent. On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice by a federal jury in Houston, Texas in connection with Arthur Andersen LLP’s work for Enron Corporation. On September 15, 2002, a federal judge upheld this conviction. Arthur Andersen LLP ceased its audit practice before the SEC on August 31, 2002. In May 2002, we terminated our engagement of Arthur Andersen LLP as our independent accountants and engaged PricewaterhouseCoopers LLP to serve as our independent accountants for the fiscal year ending September 30, 2002. Because Arthur Andersen has not consented to the incorporation by reference of their reports on our financial statements in this prospectus and because of the circumstances affecting Arthur Andersen LLP, as a practical matter, it may not be able to satisfy any claims arising from the provision of auditing services to us, including claims you may have that are available to securities holders under federal and state securities law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus, including the information incorporated by reference into this prospectus, includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act as enacted by the Private Securities Litigation Reform Act of 1995. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements:

•	adverse weather conditions resulting in reduced demand;

•	price volatility and availability of propane, fuel oil, electricity and natural gas and the capacity to transport them to our market areas;

•	changes in laws and regulations, including safety, tax, competition, environmental and accounting matters;

•	competitive pressures from the same and alternative energy sources;

•	failure to acquire new customers, thereby reducing or limiting any increase in revenues;

•	liability for environmental claims;

•	customer conservation measures and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	large customer, counterparty or supplier defaults;

•	liability for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas and propane, including liability in excess of insurance coverage;

•	political, regulatory and economic conditions in the United States and in foreign countries;

•	interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations;

•	reduced distributions or dividends from subsidiaries;

•	the timing of the completion of our proposed acquisition of the ownership interests that we do not already own in AGZ Holding; and

•	the timing and success of our efforts to develop new business opportunities.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by federal securities laws.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell the common stock described herein in the future in order to acquire AGZ Holding, the parent holding company of Antargaz, which is described in this prospectus under the section “Who We Are — Planned Acquisition of Antargaz.” When we sell the shares of common stock under this prospectus, we may provide a prospectus supplement that will contain any material information not included in this prospectus. That prospectus supplement may also add to, update or change information in this prospectus.

To understand this offering fully, you should read this entire document carefully, particularly the “Risk Factors” section, as well as the documents identified in the section titled “Where You Can Find More Information.”

USE OF PROCEEDS

We currently intend to use all of the net proceeds from this offering to acquire the ownership interests that we do not already own in AGZ Holding, the parent holding company of Antargaz, or to repay the principal and accrued interest under a bridge financing arrangement entered into for the purposes of financing such planned acquisition. You should refer to the section in this prospectus entitled “Who We Are — Planned Acquisition of Antargaz,” for a description of that transaction. To the extent any proceeds remain after paying the purchase price for the ownership interests in AGZ Holding that we do not already own, we will use the proceeds for general corporate purposes.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we will agree to sell to Credit Suisse First Boston (Europe) Limited, or a syndicate of underwriters managed by Credit Suisse First Boston (Europe) Limited and one or more other managing underwriters, all of the shares of common stock. The common stock will also be offered to the public by Credit Suisse First Boston (Europe) Limited or through Credit Suisse First Boston LLC, which will be acting as selling agent for Credit Suisse First Boston (Europe) Limited, and the other members of any underwriting syndicate.

The underwriting agreement will provide that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

We have granted to the underwriters a 30-day option to purchase up to 1,125,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters may receive compensation in the form of discounts, concessions or commissions from us. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

We will agree to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in that respect.

The shares of common stock have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “UGI.”

In the ordinary course of business, Credit Suisse First Boston (Europe) Limited and its affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. Other members of any underwriting syndicate may also have provided similar services for customary fees. Additionally, an affiliate of Credit Suisse First Boston has provided our bridge financing commitment, the proceeds of which would be used to fund the purchase price of the proposed acquisition of the interests in AGZ Holding that we do not already own if the proceeds of this offering are not available.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we maintain a website at http://www.ugicorp.com and make available free of charge on this website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website, other than the documents incorporated by reference into this prospectus pursuant to the section entitled “Incorporation of Certain Documents By Reference” below, is not incorporated into, and does not constitute a part of, this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. Statements made in this prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, we refer you to a copy of such document filed as an exhibit to the registration statement, of which this prospectus is a part, or otherwise filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference herein our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares of common stock that we have registered are sold (other than Current Reports on Form 8-K containing disclosure furnished under Item 9 or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in any such Current Report or Form 8-K):

•	our annual report on Form 10-K for the fiscal year ended September 30, 2003, filed on December 23, 2003, except to the extent superseded by the current report on Form 8-K filed on March 11, 2004;

•	our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2003, filed on February 13, 2004;

•	our current report on Form 8-K filed on March 11, 2004; and

•	the description of our common stock contained in our registration statement on Form 8-B, dated March 23, 1992, as amended by Amendment No. 1 to Form 8-B, dated April 10, 1992, and on Form 8-A, dated June 24, 1996, and any amendments or reports filed after the date hereof for the purpose of updating such description.

We will provide, upon written or oral request, to each person to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing us at UGI Corporation, 460 North Gulph Road, King of Prussia, Pennsylvania 19406, Attention: Vice President and Treasurer. Our telephone number is (610) 337-1000.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP. The underwriters will be represented by Cravath, Swaine & Moore LLP, New York, N.Y.

EXPERTS

The audited consolidated financial statements incorporated into this prospectus by reference to the current report on Form 8-K dated March 11, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements and schedules for the period ended September 30, 2001, which are incorporated by reference in this prospectus, were audited by Arthur Andersen LLP, our former independent accountants, as indicated in their reports with respect thereto. Copies of such reports are incorporated by reference herein, but Arthur Andersen LLP has not reissued such reports or consents to the incorporation of such reports into this prospectus and has ceased operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the costs and expenses payable by UGI Corporation in connection with the offering described in this registration statement. All of the amounts shown are estimates:

Securities and Exchange Commission Registration Fee	$24,250
Printing	300,000
Accounting Services	400,000
Legal Fees	300,000
Miscellaneous	77,000

Total	$1,101,250

Item 15. Indemnification of Directors and Officers

Section 1741 of the Pennsylvania Business Corporation Law of 1988 (the “Business Corporation Law”) provides that a business corporation may indemnify directors and officers against any threatened, pending or completed action or proceeding, provided that the person in question acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 1742 provides, however, that a business corporation may indemnify its directors and officers only against expenses (including attorneys’ fees) if the action or proceeding is by or in the right of the corporation. In addition, Section 1742 states that indemnification shall not be made if the person has been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnification for certain expenses. Section 1743 requires a corporation to indemnify its directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

Section 1713 of the Business Corporation Law permits the shareholders to adopt a bylaw provision relieving a director (but not an officer) of personal liability for monetary damages except where (i) the director has breached the applicable standard of care, and (ii) such conduct constitutes self-dealing, willful misconduct or recklessness. This section also provides that a director may not be relieved of liability for the payment of taxes pursuant to any federal, state or local law or of responsibility under a criminal statute. Section 4.01 of our Bylaws limits the liability of any director to the fullest extent permitted by Section 1713 of the Business Corporation Law.

Section 1746 of the Business Corporation Law grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Article VII of our Bylaws provides for indemnification of directors, officers and other agents to the extent otherwise permitted by Section 1741 of the Business Corporation Law and pursuant to the authority of Section 1746 of the Business Corporation Law.

Article VII of our Bylaws provides, except as expressly prohibited by law, an unconditional right to indemnification for expenses and any liability paid or incurred by any of our directors or officers, or any other person designated by the Board of Directors as an indemnified representative, in connection with any actual or threatened claim, action, suit or proceeding (including derivative suits) in which he or she may be involved by reason of being or having been our director, officer, employee or agent, or at our request, of another corporation, partnership, joint venture, trust, employee benefit plan or other entity. The Bylaws specifically authorize indemnification against both judgments and amounts paid in settlement of derivative suits. Section 1742 of the Business Corporation Law only authorizes indemnification of expenses incurred in defending a derivative action. Article VII of the Bylaws also allows indemnification for punitive damages and liabilities incurred under federal securities laws.

Unlike the provisions of Business Corporation Law Sections 1741 and 1742, Article VII does not require us to determine the availability of indemnification by the procedures or the standard of conduct specified in Sections 1741 and 1742 of the Business Corporation Law. A person who has incurred an indemnifiable expense or liability has a right to be indemnified independent of any procedures or determinations that otherwise would be required, and that right is enforceable against us as long as indemnification is not prohibited by law. To the extent indemnification is permitted only for a portion of a liability, the Bylaw provisions require us to indemnify such portion. If the indemnification provided for in Article VII is unavailable for any reason in respect of any liability or portion thereof, the Bylaws require us to make a contribution toward the liability. Indemnification rights under the Bylaws do not depend upon the approval of any future Board of Directors.

Section 7.04 of our Bylaws authorizes us to further effect or secure our indemnification obligations by entering into indemnification agreements, maintaining insurance, creating a trust fund, granting a security interest in its assets or property, establishing a letter of credit or using any other means that may be available from time to time.

Section 5.01(c) of our Bylaws limits the personal liability of our officers to us to the same extent that directors are relieved of such liabilities pursuant to Section 4.01 of the Bylaws, with the exception that the limitation of the liability of officers applies only to liabilities arising out of derivative claims by shareholders asserting a right of ours and not to liabilities arising out of third-party claims.

Item 16. Exhibits

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.†

3.1	(Second) Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.(3)(a) contained in Amendment No. 1 on Form 8 to Form 8-B dated April 10, 1992.)

3.2	Bylaws of UGI. (Incorporated by reference to Exhibit 3.2 contained in UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.)

5.1	Opinion of Morgan, Lewis & Bockius LLP.

23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of PricewaterhouseCoopers Audit.

23.4	Consent of Barbier Frinault & Autres, Ernst & Young.

24.1	Powers of Attorney.*

†	To be filed by amendment.
*	Filed previously.

Item 17. Undertakings

(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3 or Form S-8 of Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or person controlling us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in King of Prussia, Pennsylvania, on this 11th day of March, 2004.

UGI CORPORATION

By:	/S/ ROBERT H. KNAUSS
Robert H. Knauss
Vice President and General Counsel

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated, as of March 11, 2004.

	Signature	Title

By:	* Lon R. Greenberg	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

By:	* Anthony J. Mendicino	Senior Vice President – Finance and Chief Financial Officer (Principal Financial Officer)

By:	* Michael J. Cuzzolina	Vice President – Accounting and Financial Control (Principal Accounting Officer)

By:	* Stephen D. Ban	Director

By:	* Thomas F. Donovan	Director

By:	* Richard C. Gozon	Director

By:	Ernest E. Jones	Director

By:	* Anne Pol	Director

By:	* Marvin O. Schlanger	Director

By:	* James W. Stratton	Director

*By:	/S/ ROBERT H. KNAUSS Robert H. Knauss (Attorney-in-fact)

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement.†
3.1	(Second) Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibit 3.(3)(a) contained in Amendment No. 1 on Form 8 to Form 8-B dated April 10, 1992.)

3.2	Bylaws of UGI. (Incorporated by reference to Exhibit 3.2 contained in UGI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2003.)

5.1	Opinion of Morgan, Lewis & Bockius LLP.

23.1	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of PricewaterhouseCoopers Audit.

23.4	Consent of Barbier Frinault & Autres, Ernst & Young.

24.1	Powers of Attorney (included as part of the signature page of this registration statement).*

†	To be filed by amendment.
*	Filed previously.